Exhibit c

Budget Statement

1                                         Budget Statement

1	Budget Statement		2
	1.1	Political starting points and summary	4
	1.1.1	Investing in the future	4
	1.1.2	Measures in the Budget Bill for 2013	5
	1.2	Outlook for the Swedish economy	9
	1.2.1	The debt crisis dampens the Swedish economy	9
	1.2.2	The risks of a weaker development dominate	10
	1.3	Public finances, scope for reforms and expenditure ceiling	11
	1.3.1	Temporary deficit in public finances	11
	1.3.2	The scope for reforms in 2013	12
	1.3.3	The expenditure ceiling for 2016	13
	1.3.4	Continued work to develop the fiscal policy framework	14
	1.4	Stronger conditions for growth and competitiveness	15
	1.4.1	Infrastructure investments for a growing Sweden	15
	1.4.2	Research and innovation for the future	17
	1.4.3	A more effective education system	18
	1.4.4	Better conditions for enterprise and entrepreneurship	19
	1.4.5	Increased access to housing	23
	1.5	More people into work	27
	1.5.1	Increased opportunities for young people	27
	1.5.2	Increased opportunities for integration	32
	1.5.3	Increased opportunities for the long-term unemployed	38
	1.5.4	Increased opportunities for people with disabilities	39
	1.5.5	Strengthening the work-first principle and clarifying requirements	39
	1.5.7	More social partner agreements are desirable	41
	1.6	A stable financial system and enhanced consumer protection	41
	1.6.1	Stricter capital adequacy regulations	42
	1.6.2	Empowering consumers	43
	1.7	Welfare for all and a more equitable distribution	44
	1.7.1	More accessible and secure health care and social services	44
	1.7.2	Greater choice and security for parents	45
	1.7.3	Stronger judicial system for greater security in everyday life	46
	1.7.4	Support for the financially vulnerable	47
	1.7.5	Lower taxes for pensioners	48
	1.8	An effective energy, climate and environmental policy	49

1.9	Other	52
1.9.1	A future fighter jet system	52
1.9.2	The upper secondary school reform	52
1.9.3	Income tax regulations for the non-profit sector	53
1.10	Effects of the Government’s policy	53
1.10.1	Government policy contributes to higher employment	53
1.10.2	Distribution effects of the Government’s policy	54
1.10.3	Effects of the Government’s policy on economic equality between women and men	55

1.1                               Political starting points and summary

1.1.1                     Investing in the future

International developments affect Sweden

Considerable uncertainty still surrounds the global economy, primarily because of the lack of sustainable solutions to the debt crisis in the euro area. This will dampen growth prospects in Sweden over the coming years. The growth rate in 2012 will therefore be low. This in turn will result in a weaker labour market. Growth is expected to gradually pick up momentum in 2013, with the economy growing at a healthy rate in the following years.

Table 1.1 Summary

Percentage change unless otherwise stated

Outcome 2011, forecast 2012–2016

	2011	2012	2013	2014	2015	2016
GDP	3.9	1.6	2.7	3.7	3.5	3.0
Employed(1)	2.1	0.4	0.4	1.3	1.7	0.8
Unemployment(2)	7.5	7.6	7.5	6.7	5.5	5.2
Unemployment, previous definition(3)	5.3	5.5	5.5	4.5	3.5	3.5
GDP gap(4)	-0.9	-1.4	-1.7	-0.4	-0.1	0.0
Net lending(5)	0.1	-0.3	-0.6	0.3	1.7	2.5
Gross debt(5)	38.4	37.7	36.9	34.7	31.2	27.1

(1) Aged 15–74.

(2) As a percentage of the labour force aged 15–74.

(3) Number of unemployed people excluding jobseekers in full-time studies as a percentage of the labour force (‘open unemployment’). This figure refers here to the 15–74 age group, originally it referred to the 16–64 age group. The difference between the age groups is marginal in terms of the unemployment ratio.

(4) Per cent of potential GDP.

(5) Consolidated general government. Per cent of GDP

Sources: Statistics Sweden and own calculations.

The Swedish economy has shown good resilience

The Government is pursuing responsible financial policies that safeguard sustainable public finances, maintaining secure safety margins to deal with a deeper and more protracted crisis. At the same time, the Government has been able to boost jobs and welfare.

The policies pursued have contributed to better growth and employment in Sweden than in most other EU countries. So far, the Swedish economy has shown great resilience. The public finances are among the strongest in the EU, with net lending virtually in balance and declining debt, a position few other countries are in. The historically low interest premiums on Swedish government bonds indicate strong confidence in the Swedish state.

Sweden has successfully defended and improved its strong position. Responsible policies have preserved our economic policy room for manoeuvre during the crisis. Sweden’s strong position makes it possible to continue to counter the impact of the financial and debt crisis on jobs and welfare, while continuing to strengthen the country’s long-term capacity to grow and enabling more people to obtain work. This allows further steps to be taken to achieve the Government’s foremost economic policy objective — full employment.

The Government’s policies are founded on sound public finances. The combination of fragile banking systems and vulnerable state finances in many euro countries means that the risk of even worse developments dominates with respect to the main scenario. Safety margins are still needed, primarily so as to be able to pursue a more expansionary fiscal policy in the event of a deeper crisis in the euro area. In the light of the outlook for public finances, the economic situation and the need for safety margins, a scope for reforms of approximately SEK 23 billion in 2013 is considered reasonable. This scope for reforms is compatible with the expenditure ceilings and with a return to positive net lending of around 1 per cent of GDP when the resource situation normalises in the years ahead.

Direction of policy

Given the persistently subdued prospects of growth in Europe, the outlook for Sweden’s exports to this region is weak. The positive trend in the growth markets on other continents means Swedish businesses have large potential markets there, though facing extremely tough competition moving further up the value chain. To equip Sweden to cope with increasingly intense international competition, we must invest in the future, in getting more people into work and in further improving Sweden’s strong position. In the world market, Swedish enterprises must compete on knowledge and quality, not low pay and poor conditions. Major investments in infrastructure and research are proposed, together with improvements in conditions for business and the functioning of the housing market, so as to strengthen conditions for growth and create more jobs in growing businesses.

The Government will continue to act to increase employment and reduce exclusion. A job of their own gives people a sense of security and community, as well as freedom to shape their everyday life. A weak attachment to the labour market is the main cause of financial vulnerability. Policies must therefore continue to promote reduced exclusion and to provide more paths into employment for those who are far from the labour market. Swedish society must stand together.

1.1.2                     Measures in the Budget Bill for 2013

In the Budget Bill for 2013, the Government proposes measures to strengthen the potential for growth and prevent unemployment persistence. The Government is prioritising reforms to promote:

•                  stronger conditions for growth and competitiveness through increased investments in infrastructure, research and innovation, lower corporate taxes and the introduction of a tax credit for investors;

•                  more people in work, with an emphasis on young people and people born abroad;

•                  a stable financial system and enhanced consumer protection;

•                  welfare for all and a more even distribution of wealth; and

•                  effective energy, climate and environmental policies.

Stronger conditions for growth and competitiveness

Infrastructure investments for a growing Sweden

Infrastructure connects the different parts of the country with one another and is an essential prerequisite for a growing economy. Improved infrastructure makes it easier to travel between home and work and gives jobseekers access to more vacancies. At the same time, it becomes easier for enterprises to access intermediate goods and to deliver their products.

The volume of traffic has been increasing for a long time, leading to a very high level of capacity utilisation in parts of the transport system. This is particularly apparent in the urban regions, on heavily used railways and along major routes. In recent years, the rail system has had serious problems. Despite a 75 per cent increase in maintenance since 2006, major additional measures are needed. Furthermore, a range of ongoing and planned industrial investments around the country will require increased transport capacity.

During autumn 2012, the Government will present an infrastructure bill to meet future transport needs. The Government proposal constitutes a vigorous response to the problems in the rail system and people’s and businesses’ needs. The sharply higher financial frameworks for infrastructure that the Government proposes for 2013—2025 provide scope for both extensive new investments and the largest increase ever in railway maintenance. This will create conditions for a robust and modern transport system that can contribute to growth and jobs throughout the country.

An important part of this commitment is the beginning of construction on a new main high-speed train line in the form of the Ostlänken (Eastern Link) between Stockholm/Järna and Linköping, and an extension of double track on the first part of the Gothenburg—Borås line. This will allow more, faster and more punctual passenger and goods rail transport.

To improve the traffic situation in the Stockholm region, the Government intends to appoint negotiators to negotiate with the responsible authorities in Stockholm County on the construction of a metro extension to Nacka and possible connecting measures in the road and rail infrastructure.

Other proposals include key mining infrastructure investments.

Research and innovation investments for the future

Sweden will continue to be a leading research nation with knowledge-intensive companies. Sweden is a competitive research nation and strong research environments have emerged in collaboration between higher education institutions and knowledge-intensive companies.

To enable Sweden to maintain and further improve its position as a prominent research nation in the future, the Government proposes a major investment in research and innovation within the framework of the Research and Innovation Bill to be presented in autumn 2012.

Substantial investments are proposed in universities and other higher education institutions, and in research funding institutions. In addition, priority will be given to targeted measures, including in life sciences research and in improving cooperation between research and business, for example by establishing strategic innovation areas. To further enhance the quality of research, a recruitment programme for internationally prominent researchers will be launched. The Government will propose additional initiatives in the Energy Research Bill that will also be presented in autumn 2012.

Conditions for enterprise and entrepreneurship will be strengthened.

Corporate tax conditions have a substantial influence on investment and growth in Sweden. Sweden must have a competitive corporate tax rate to encourage jobs and investment. The Government therefore proposes a reduction of the corporate tax rate to 22 per cent, which would put it just below the EU average. A lower corporate tax rate will provide strong incentives for the business sector to increase its investments, which will lead to increased productivity, higher real wages and higher employment. To ensure that corporate taxes are fair and the tax base is protected, the Government proposes to make the existing interest deduction limitation rules more widely applicable. The introduction of a tax credit for investors is proposed to stimulate access to capital in new and expanding enterprises. Measures are also proposed to strengthen legal certainty in tax issues.

Increasing access to housing

Access to housing affects people’s freedom of choice in life and their opportunities to move to study or work. Most new jobs emerge in growth regions. To enlarge the supply of housing, the existing housing stock needs to be better used and new construction needs to increase. In this bill, the Government presents concrete proposals in the areas announced in the 2012 Spring Fiscal Policy Bill, including a reduction of the real estate charge for rental and tenant-owner apartments and measures to encourage the letting of private housing.

More people into work

To help more people find jobs, the Government proposes permanent and temporary measures intended mainly to improve the functioning of the labour market, but also to respond to the weak economic trend.

Increased opportunities for young people

Youth unemployment has grown over a period of decades and has remained high since the crisis in the 1990s. Measures are therefore needed to ensure a high-quality education system and create a smooth transition from school to working life. In addition, labour market demand for young workers needs to increase, as does the number of young people who are willing to accept a job.

Education and training measures are proposed to bring down the high level of youth unemployment in the long term, focusing on strengthening upper secondary school vocational programmes. Several other countries have very positive experiences of apprenticeship programmes and Sweden has good reason to learn from them. The Government is therefore acting to firmly establish apprenticeship training programmes by permanently extending the provider allowances for apprentices and raising the part of the allowance paid to employers.

In response to the weakening of the economic outlook, action is being taken to temporarily increase places in adult vocational education, apprenticeship training for adults, vocational higher education, folk high schools, and universities and other higher education institutions. A large proportion of these measures will benefit young people. Proposals in labour market policy include enhanced resources for new start jobs, increased support from employment services and measures to encourage young people to study.

The Government also intends to support further initiatives for young people in collaboration with trade unions and employers within the framework of an employment pact. Such a pact would make the parties responsible for ensuring that substantially more young people are recruited via vocational introduction agreements, while the state could contribute to supporting recruitment under such agreements. Dialogue with the social partners will continue during autumn 2012.

Increased opportunities for integration

In general, people born abroad are in a weaker position in the labour market than people born in Sweden. In the integration area, reinforcement of the establishment reform is proposed, including measures to stimulate prompt reception by municipalities and increased opportunities for workplace-based measures. The establishment reform will also be broadened to cover more newly arrived people. A change in the parental benefit system is proposed to counter delays in labour market establishment for foreign-born women. The Government also proposes a temporary initiative aimed at stimulating work by municipalities to reduce exclusion in certain urban districts. Education and training measures for people born abroad are also proposed.

Increased opportunities for the long-term unemployed

The persistence of the weak economic situation means there is great need for early intervention to help people at high risk of long-term unemployment. The Government therefore proposes that funds be allocated to create more places in the labour market policy programmes. In addition, under the proposal, the special recruitment incentive scheme will continue at a higher level and the possibility of employment training during the employment phase of the job and activity guarantee scheme will be extended.

Increased opportunities for people with disabilities

Further action is proposed to improve job prospects for people with disabilities. This includes, for example, improved individual support at a new place of work.

Strengthening the work-first principle and clarifying requirements

Under the work-first principle, requirements that individuals should attempt to find their own means of earning a living are combined with support and encouragement to work. The Government proposes measures to clarify the requirements that apply to all recipients of labour market-related benefits or income support from the public authorities.

To strengthen incentives for people on social assistance to begin working or to work more, the Government intends to propose a change in the way income support is calculated so that only part of earned income will affect the assessment of entitlement to assistance.

A stable financial system and enhanced consumer protection

Financial stability is a prerequisite for a functioning economy. Since Sweden has a large banking sector relative to its GDP, a financial crisis risks becoming very costly. To reduce the danger of taxpayers having to pay for irresponsible risk-taking by banks, the Government intends to continue to take measures to secure financial stability.

To reinforce the consumer perspective, the Government intends to take measures to increase transparency in how banks finance their housing loans. Further, the Government intends to present legislative proposals aimed at creating a simpler and fairer model for calculating the interest rate differential, i.e. the compensation charge that applies when borrowers pay off fixed-rate mortgages prior to the maturity date.

Welfare for all and more equitable distribution

More accessible and more secure health care and social services

Health care and social services must be characterised by quality and accessibility. Their design must be governed by patient and user needs. Empowerment and freedom of choice are essential tools to achieve this, together with stricter supervision and follow-up.

The Government proposes stricter state supervision to promote better quality in health care and social services. Over and above this, the Government intends to present a proposal to the Riksdag in autumn 2012 on establishing a dedicated inspection agency. The Government also proposes action to develop and offer ‘health accounts’, which will give the individual access to personal care information, e.g. medical records.

Diversity and ownership criteria in the welfare sector

To ensure the quality of tax-financed welfare services, the Government will study possible conditions, in addition to existing requirements, that should be set for owners or corporate managements in the welfare sector in connection with authorising them to provide services.

Stronger judicial system for greater security in everyday life

Everyone should be able to feel secure in their everyday life. During the previous and current terms of government, the Government has sought to strengthen the judicial system so as to improve crime-fighting and crime prevention activities and make them more effective. Despite the measures taken, many people feel unsafe and far too few crimes are solved. Processing times, moreover, are too long. Several measures are therefore proposed to strengthen the judicial system, including tougher sentences, early and clear intervention against young people who commit crimes and measures to increase the efficiency and effectiveness of the judicial system.

Support for financially vulnerable

For the sake of social cohesion, and to ensure that economic growth benefits all, certain targeted measures are proposed for financially vulnerable groups. Their incomes will be boosted by measures in the systems for financial aid for studies, parental insurance and the housing supplement for pensioners.

Lower taxes for pensioners

To improve the financial situation of pensioners, the Government proposes a reduction of income taxes for people aged 65 or older totalling SEK 1.15 billion from 1 January 2013. This tax reduction will be implemented by raising the higher basic income tax allowance. Depending on local government tax rates, this proposal would increase the net income of a pensioner with an annual income of SEK 150 000 by between SEK 664 and SEK 790 per year.

Energy, climate and environmental policy

Sweden is, and will continue to be, a leader in energy, climate and environmental policy. The Government seeks to promote sustainable and cost-effective energy, climate and environment policies that reduce harmful emissions and environmental impacts in Sweden and the rest of the world.

The Government is proposing a number of reforms in energy, climate and environmental policy, including more efficient permit processes, support for renewable energy sources and increased resources to protect valuable natural environments. In addition, a number of tax changes are proposed, aimed at improving the environment and making climate and energy policies more cost-effective.

Table 1.2 Reforms in the Budget Bill for 2013, impact on general government net lending(1)

SEK billion

	2013	2014	2015	2016
Stronger conditions for growth and competitiveness
Infrastructure	1.50	5.17	4.75	6.50
Research and innovation	1.74	2.70	3.06	4.00
Enterprise and entrepreneurship	8.33	8.05	8.05	8.05
Housing	0.65	0.64	0.63	0.63

More people into work
Young people(2)	2.20	2.36	2.08	1.46
Integration	0.88	1.28	0.98	0.77
Long-term unemployed	0.95	0.66	0.33	0.32
People with disabilities	0.10	0.17	0.17	0.14
Strengthen work-first principle and clarify requirements	-0.12	0.05	-0.06	-0.06

Welfare for all and more equitable distribution
Health care and social services	0.22	0.73	0.56	0.56
Justice	1.50	1.50	2.00	2.10
Support for financially vulnerable	0.78	0.78	0.78	0.78
Lower taxes for pensioners	1.15	1.15	1.15	1.15

Energy, climate and environment
Measures for the climate and environment(3)	0.56	0.55	0.61	0.83
Tax changes in the climate and energy area	-0.26	-0.35	-0.44	-0.53

Other expenditure reforms	6.31	2.82	2.08	1.95
Other income reforms	-0.54	-0.43	-0.46	-0.48
Total reforms not affecting net lending	3.02	0.34	0.34	0.34
Weakening of net lending from proposals in Budget Bill for 2013	22.7	27.2	25.6	27.3

Note: Amounts are rounded.

(1) A positive figure signifies deterioration in net lending.

(2) Of which SEK 1.8 billion for 2013 is attributable to temporary places in adult education, vocational higher education and higher education institutions. A substantial proportion of these places will reach young people, but other groups such as people born abroad and long-term unemployed may also benefit from this measure.

(3) This figure includes funds for energy research (SEK 0.25bn in 2013, SEK 0.25bn in 2014, SEK 0.27bn in 2015 and SEK 0.47bn in 2016). These funds are also included in the figure for research and innovation above, but are included only once in the total.

1.2                               Outlook for the Swedish economy

1.2.1                     The debt crisis dampens the Swedish economy

The debt crisis in the euro area is a burden on the Swedish economy. After strong growth in 2010 and 2011, the Swedish economy has slowed. In 2012, growth will be subdued, and employment will increase only slightly.

The Swedish economy has so far, however, shown good resilience to the past year’s economic turmoil, and growth has been stronger than anticipated in the 2012 Spring Fiscal Policy Bill. Confidence among Swedish households has been strong in the past year compared with that in other countries. This is partly due to the safeguarding of public finances, the high level of household savings and the high competitiveness of Swedish companies.

The turmoil in the financial markets persists

The turmoil in the financial markets remains great, mainly due to developments in certain heavily indebted euro countries. In conjunction with the meeting of the European Council in June 2012, the euro countries presented new measures to help these countries, but there remain a number of issues that need to be resolved if the agreed measures are to be implemented. Uncertainty about how long this will take, and whether these measures are adequate and appropriately designed, is partly reflected in high government bond yields in the indebted countries.

Recovery will be protracted

Economic activity in the euro area will continue to flag in the near future, and it will take time for a long-term solution to the fiscal problems to be put in place. In both the United States and the euro area, growth will slow due to a contractionary fiscal policy, a weak labour market and the continued need of households to reduce their debt. International recovery is expected to be protracted, and therefore the demand for Swedish exports will rise slowly.

The growth of the Swedish economy during the first half of 2012 was unexpectedly strong. However, uncertainty about the global economic situation has a negative effect on the expectations of Swedish households and companies about the future. This is partly responsible for subduing household consumption and business investment in 2012 and 2013. Overall, GDP is expected to increase by 1.6 per cent in 2012 and 2.7 per cent in 2013. The moderate growth in the Swedish economy will lead to reduced resource utilisation in 2012 and 2013.

The slowdown in the Swedish economy means a decrease in the employment needs of companies, giving a relatively weak employment increase in 2012. At the same time, the supply of labour will continue to increase, which means a slight rise in unemployment.

Growth in GDP will gradually become stronger during 2013. In 2014, the economy will recover in step with credible measures beginning to be implemented as a means of solving the fiscal problems in Europe and as international demand increases. Reduced uncertainty, a long period with a high savings ratio and gradually brighter prospects in the labour market will contribute to Swedish household consumption increasing at a good rate in 2013–2016. Internationally, recovery, though slow, will contribute to an increase in exports. This higher demand will lead to a rapid rate of increase in business investment. Overall, GDP will increase by an average of 3.4 per cent per year in 2014–2016. Resource utilisation in the economy as a whole will rise gradually and normalise in 2015.

Resource utilisation in the labour market is currently low. When demand increases in 2014, businesses will have great employment needs. As a result of the Government’s structural reforms and a growing population of employable age, employment will increase at a rapid rate. Unemployment will decline in 2014–2016 and is estimated at just over 5 per cent in 2016.

Inflationary pressure remains low

Low resource utilisation, in combination with relatively low unit labour costs, will lead to the underlying inflation, CPIF, rising slowly and only approaching 2 per cent in 2016. The low resource utilisation and low rate of inflation warrant an expansionary monetary policy. As growth improves, the repo rate is expected to rise gradually in 2014 and 2015 to a level of 3.5 per cent.

Table 1.3 Key indicators

Outcome 2011, forecast 2012–2016 Percentage change, unless otherwise stated

	2011	2012	2013	2014	2015	2016
GDP	3.9	1.6	2.7	3.7	3.5	3.0
GDP gap(1)	-0.9	-1.4	-1.7	-0.4	-0.1	0.0
Employed(2)	2.1	0.4	0.4	1.3	1.7	0.8
Employment rate(3)	80.0	80.0	79.8	80.4	81.4	81.7
Hours worked(4)	2.3	0.3	0.6	1.5	1.5	0.8
Productivity(4), (5)	2.5	2.4	2.2	2.6	1.8	2.1
Unemployment(6)	7.5	7.6	7.5	6.7	5.5	5.2
Unemployment, previous definition(7)	5.3	5.5	5.5	4.5	3.5	3.5
Wages(8)	2.4	3.2	3.1	3.4	3.5	3.6
CPI(9)	3.0	1.0	1.2	1.7	2.4	2.6

(1) Difference between actual and potential GDP, as a percentage of potential GDP.

(2) Aged 15–74.

(3) Under the EU 2020 target, i.e. employed persons as a percentage of the population aged 20–64.

(4) Calendar-adjusted.

(5) Productivity in the business sector.

(6) Per cent of the labour force, aged 15–74.

(7) Number of unemployed people excluding jobseekers in full-time studies as a percentage of the labour force (‘open unemployment’). This figure refers here to the 15–74 age group; originally it referred to the 16–64 age group. The difference between the age groups is marginal in terms of the unemployment ratio.

(8) According to short-term wage statistics.

(9) Annual average.

Sources: Statistics Sweden, the Swedish National Mediation Office and own calculations.

1.2.2                               The risks of a weaker development dominate

There is considerable uncertainty about future economic developments. Overall, the risks of a weaker development dominate in relation to the main scenario.

There is considerable uncertainty about how the sovereign debt crisis in the euro area will develop, how long it will persist and how it will affect the world economy. The financial turmoil is great, as seen, for example, in the difference between various countries’ government bond yields. There is also considerable uncertainty as to the ability of the European banking system to cope with a worsened economic development. In several euro countries, the banking sectors are in need of additional capital, and the uncertainty surrounding the financing of the banks’ capitalisation needs increases concern about the sustainability of public finances in several euro countries.

There is also uncertainty about the development of the Swedish exchange rate. The Swedish krona has become much stronger during the summer of 2012, particularly against the euro.

Sweden’s relative strength, with sustainable public finances and relatively high growth, is an important factor in explaining this strengthening of the krona. It is possible that the krona will become significantly stronger than the assessment in the main scenario. Such a development could lead to weaker growth in exports and higher imports.

At the same time, it is possible that the recovery will come earlier and stronger than forecast in the main scenario. The debt crisis in Europe may fade more quickly than expected, which would lead to a stronger growth and lower unemployment in the coming years. Furthermore, it is possible that Sweden’s healthy public finances, good household balance sheets and competitive businesses mean that Sweden has a greater resilience to the debt crisis than forecast in the main scenario.

1.3                               Public finances, scope for reforms and expenditure ceiling

1.3.1                     Temporary deficit in public finances

Swedish public finances have become stronger in recent years. General government net lending has increased from a deficit of 1 per cent of GDP in 2009 to a small surplus in 2011. As a result of the subdued economic development and the measures proposed in this bill, it is assessed that net lending will decrease and show a deficit in both 2012 and 2013. Thereafter, lending will gradually improve to 2.5 per cent of GDP in 2016 (see Table 1.4).

Net lending will become stronger as of 2014 because expenditure will decrease relative to GDP, while revenue will increase in line with GDP. The strengthening of general government finances will take place within central government. Net lending in the old age pension system is positive in 2012 but will be negative in 2013. In 2014—2016, net lending in the old age pension system will be in balance. The finances of the local government sector are expected to remain strong over the forecast period, with a slightly negative net lending, but a positive result according to the accounting principles applicable to the balanced budget requirement for local governments.

Table 1.4 Consolidated general government finances

SEK billion

Outcome 2011, forecast 2012—2016

	2011	2012	2013	2014	2015	2016
Revenue	1 735	1 778	1 824	1 905	2 008	2 105
Per cent of GDP	49.7	49.4	48.8	48.5	48.6	48.6
Taxes and charges	1 546	1 583	1 633	1 714	1 806	1 893
Per cent of GDP	44.3	44.0	43.7	43.6	43.7	43.7
Other revenue	189	195	191	191	202	212
Expenditure	1 731	1 791	1 848	1 892	1 938	1 997
Per cent of GDP	49.6	49.8	49.5	48.1	46.9	46.1
Net lending	5	-13	-23	13	70	108
Per cent of GDP	0.1	-0.3	-0.6	0.3	1.7	2.5
Consolidated gross debt	1 341	1 356	1 378	1 363	1 290	1 172
Per cent of GDP	38.4	37.7	36.9	34.7	31.2	27.1

Sources: Statistics Sweden and own calculations.

Net lending has been revised downwards by just over 1 per cent of GDP per year in 2013—2016 compared with the forecast in the 2012 Spring Fiscal Policy Bill. The reforms that the Government is proposing in this bill have contributed to lending being revised downwards by approximately 0.6 per cent of GDP per year. Wage bill development has been revised upwards, particularly for 2012, which has led to revenue from tax on labour being revised upwards. However, the higher revenues from tax on labour are offset by the profit outlook of companies being revised downwards, leading to lower tax revenues from tax on capital. Furthermore, the HUS tax credit (tax credit for household work) has been revised upwards, which also leads to lower tax revenues. Overall, revenues have been revised downwards compared with the assessment in the Spring Fiscal Policy Bill. Expenditure is expected to be higher than estimated in the Spring Fiscal Policy Bill. Changes in macroeconomic conditions and new volume forecasts now cause expenditure for ill health to be given a higher assessment. Furthermore, the situation in Syria and a changed approach to the immigration of close relatives have meant that expenditure for integration has been revised upwards. In addition, expenditure for the pension system is expected to be higher than assumed in the Spring Fiscal Policy Bill.

The consolidated gross debt is estimated at 37.7 per cent of GDP in 2012, which gives a good margin to the reference value in the EU Stability and Growth Pact of 60 per cent of GDP. This debt is expected to decline to approximately 27 per cent of GDP in 2016. This is primarily due to the expected surpluses in net lending starting in 2014, but also to some extent to the calculation assumption of sales of central government shareholdings.

1.3.2                     The scope for reforms in 2013

At the beginning of this term of office, the Government announced a series of reform ambitions (see the Budget Bill for 2011, Section 1.7.4). The conditions laid down for these were that it could be ensured that the surplus target would be reached, the expenditure ceiling maintained and long-term scope for reforms created. The deteriorated economic global development and the more negative risk situation that has followed in the wake of the European debt crisis have caused the Government to decide to prioritise measures to prevent unemployment from becoming sticky. At the same time, safety margins beyond the surplus target in public finances have been maintained. The rationale for this strategy has been that there must, in a substantially weaker economic development than in the main scenario, be scope to take vigorous measures to support employment and economic development without deficits becoming excessively large and thus a source of anxiety and reduced confidence in the Swedish economy. This strategy has also helped to give greater scope for managing a much more difficult situation in the financial markets. The strategy has also ensured that there can be a return to positive net lending when the economic situation normalises and that the expenditure ceiling and the public finances are not put at risk. Furthermore, the strategy has led to the risk premiums on Swedish government bonds having been at historically low levels, which in itself has contributed to a favourable public financial situation.

In the domestic debate, it has been argued that the Government should have pursued a more expansionary fiscal policy during the crisis, especially in 2011 and 2012. Also at the international level, it has been argued that countries with relatively good public finances and with large foreign trade surpluses, such as Sweden and Germany, should pursue a more expansionary fiscal policy that can help to raise the aggregate demand in Europe.

The Government has repeatedly stated that it has been difficult, in this problematic global situation, to weigh the importance that is to be assigned to the need to maintain adequate safety margins in the public finances, allowing scope to manage a possibly deeper and more prolonged crisis, and the importance that is to be assigned to temporary stimuli. With reference to the uncertain international situation, the assessment has been that it was more important to maintain adequate safety margins in the public finances to safeguard confidence and to secure scope to manage a deeper and prolonged crisis. This is particularly important for a small open economy such as that of Sweden, with public finances that are sensitive to economic trends and with a large financial sector relative to GDP. The Government assesses that it has been justified for a certain period for fiscal policy to have greater safety margins and buffers than those already provided by the surplus target in more normal circumstances. The Government still assesses that if the financial markets, households and businesses lose confidence in public finances and in Sweden’s ability to manage the crisis, this will have far greater negative consequences for the development of the Swedish economy and labour market compared with the positive effects of greater stimuli in the short term. In addition, the Government has taken relatively large measures to address the crisis. For example, according to the OECD, Sweden was one of the countries that pursued the most expansionary fiscal policy at the beginning of the crisis.(1)

A responsible fiscal policy and previously implemented structural reforms have contributed to the Swedish economy showing a surprisingly strong resilience to the negative global economic development. Where other countries have been forced to restructure their public finances, Sweden has been able to take measures that have prevented unemployment from becoming entrenched, strengthened welfare, improved the economic situation of especially vulnerable groups and contributed to a more efficient economy.

Downside risks still dominate, and therefore there is still need for safety margins in fiscal policy. The low level of public debt, historically

(1) See OECD (2009), Economic Outlook, June 2009.

low risk premiums on government bonds and a relatively large distance down to the Stability and Growth Pact’s deficit boundary mean that net lending can be allowed to fall further in the event of a considerably weaker development than is currently expected. Therefore there are, in this regard, safety margins and scope to allow fiscal policy to accommodate a more negative development of this kind without threatening confidence in public finances.

There is at present no need for broad temporary measures to stimulate demand. The resilience that the Swedish economy has, for a period, demonstrated against the global economic downturn, and the strong confidence that the Swedish economy and Swedish public finances enjoy, mean that the Government now assesses that there is instead scope to take further urgent structural measures — measures that contribute to even greater investment in Sweden and that at the same time support the economic recovery.

Overall, a scope for reforms in 2013 of approximately SEK 23 billion is assessed to be well balanced. A package of this magnitude and with the above mentioned focus will help to strengthen the Swedish economy in the long term and to support the economic recovery. This will be done at the same time as sufficient safety margins are maintained in the future in order to deal with a more problematic economic development than that assumed in the main scenario.

1.3.3                     The expenditure ceiling for 2016

The expenditure ceiling sets an upper limit on how high expenditure may be for each individual year. The expenditure ceiling gives the Riksdag and the Government improved opportunities to control and manage appropriation funding and the development of expenditure. The expenditure ceiling highlights the need for prioritisations between expenditure areas and prevents a development in which the tax levy must be increased as a result of inadequate expenditure control.

Economic developments in the next few years are highly uncertain, and it is important that an uncertain future scope for reforms is not committed in advance but that it is always checked prior to each new budget year. The expenditure ceiling is a fixed upper limit on the level of expenditure for several years to come.

The Swedish Budget Act (2011:203) stipulates that the Government shall, in the Budget Bill, propose an expenditure ceiling for the third year ahead. The 2010 Spring Fiscal Policy Bill extended this time frame by one year, and the Government reported an assessment of the expenditure ceiling for the fourth year ahead in order to clarify the strategy for a return to surplus in the public finances. At the same time, the Government confirmed that there was considerable uncertainty regarding future economic developments and the sustainable growth rate, and that there were significant risks of setbacks. The Government further stated that the extended time frame could also contribute to increased uncertainty. The expenditure ceiling is set in nominal terms and is not changed. Therefore, its relationship to other macroeconomic quantities, such as GDP, will change if the assessment of the economy in general changes. The Government has since then kept to the four-year perspective.

A responsible fiscal policy and previously implemented structural reforms have contributed to the Swedish economy showing a surprisingly strong resilience to the negative global economic development. This applies particularly to the public finances.

The risk situation, however, remains significant, and there is still need for safety margins in fiscal policy. In a manifestly inferior economic development than in the main scenario, there must be scope to take vigorous measures on the expenditure side of the budget to bolster employment and economic development.

The Government presents an assessment of the level of the expenditure ceiling for 2016 in this Budget Bill. In accordance with the Budget Act, the Government intends to propose expenditure ceilings for 2016 in the Budget Bill for 2014.

The Government assessed in the 2012 Spring Fiscal Policy Bill that the expenditure ceiling should increase by SEK 30 billion between 2015 and 2016. The Government currently believes that this assessment is reasonable.

The expenditure ceiling is an instrument for the Government to achieve the surplus target. The budget margin, that is, the difference between the expenditure ceiling and the actual expenditure subject to the ceiling, should be large enough to handle uncertainties, primarily those due to a different economic development.(2) The budget margin can also be utilised for expenditure reforms provided that this is consistent with the surplus target and the need for a safety margin. In relation to the assessment of the surplus in the public finances for 2016, the budget margin for 2016 is not assessed to be so large as to prevent the expenditure ceiling from providing a stable support for the surplus target.

Table 1.5 Expenditure ceilings 2012—2016

SEK billion, unless otherwise stated

	2012	2013	2014	2015	2016
The Government's proposed expenditure ceiling	1 084	1 095	1 105	1 125	1 155	(1)
Expenditure ceiling, percentage of potential GDP	29.7	28.8	27.9	27.2	26.8
Expenditures subject to the ceiling	1 026	1 066	1 078	1 092	1 119
Budget margin	58	29	27	33	36
Budget margin, percentage of expenditures subject to the ceiling	5.7	2.7	2.5	3.0	3.2
Budget margin, percentage of GDP	1.6	0.8	0.7	0.8	0.8
General government structural balance, percentage of GDP	0.2	0.3	0.6	1.8	2.5

(1) The Government presents an assessment of the level of the expenditure ceiling for 2016 in this Budget Bill.

Source: Own calculations.

1.3.4                     Continued work to develop the fiscal policy framework

Experience of fiscal crises points to the importance of clear budget policy objectives and constraints and a well-designed budget process so as to achieve the overall objectives of economic policy. Sweden introduced a new fiscal policy framework in the wake of the economic crisis in the 1990s. The Swedish fiscal policy framework includes the surplus target, the expenditure ceiling, the balanced budget requirement for local governments and a stringent budget process.(3)

As part of its work to strengthen confidence in public finances, the Government, since taking office in 2006, has engaged in a continuous effort to develop the fiscal policy framework. The work to develop the framework was intensified as the financial and debt crisis demonstrated the cost of having a non-functioning framework.

During the previous term of office, a number of measures were implemented to strengthen the fiscal policy framework. For example, in 2010, it was made mandatory for the Government to use expenditure ceilings and surplus targets. In addition, the Government has established a fiscal policy council, improved the reporting of fiscal policy in the fiscal policy bills and created a process to better monitor the implementation of the fiscal policy framework.

Since Sweden’s framework has proved to be effective, the Government considers it central to adhere to the foundational parts of the framework, at the same time as the necessary work of further developing the framework continues. This is to ensure that the framework also continues to provide support for a sustainable economic policy of full employment. Sweden’s relatively strict fiscal policy framework and sound public finances, with a low and declining public debt, have contributed to the great confidence in the Swedish economy and the direction of economic policy. This means that Sweden has a greater degree of freedom than other countries to test the design of the framework with respect to fiscal sustainability while maintaining the confidence of both citizens and markets. This freedom must be used responsibly, of course, if this confidence is to be maintained.

The Government announced in the 2011 Spring Fiscal Policy Bill that it will continue the work to develop the fiscal policy framework also during the current term of office. In this continued work, the Government intends to initiate a review of the budget process and consider whether it is desirable to increase the flexibility of the system of expenditure ceilings.

(2) According to the Government’s guideline, the margin should be at least 1 per cent of the expenditure subject to the ceiling for the current year, at least 1.5 per cent for the year t+1, at least 2 per cent for the year t+2 and at least 3 per cent for t+3 and t+4.

(3) For an overview of the fiscal policy framework, see Government Communication The Swedish fiscal policy framework (Skr. 2010/11:79).

The review of certain parts of the budget process should include an analysis of the extent to which current budget management practice should be regulated. The aim should be to clarify the existing order. Furthermore, the need for new or amended provisions that clarify certain EU requirements on the Member State’s budgetary frameworks should be considered, including the requirement for a medium-term budgetary perspective.

For reasons of stabilisation policy, the surplus target is defined as an average over a business cycle. A comprehensive analysis has been made of the design of the surplus target that has found that its flexibility is appropriate.(4) The expenditure ceiling is not assessed to have the same flexibility as that of the surplus target in certain respects, and the Government therefore intends to further investigate whether the application of the system of expenditure ceilings can also be made a little more adaptable, in part from a stabilisation policy perspective. The Government wishes to point out that a fundamental condition in this analysis must be that the expenditure ceiling’s central role of budgetary discipline is preserved. The Government intends to revisit this issue in the 2013 Spring Fiscal Policy Bill (see Section 4.7).

1.4                               Stronger conditions for growth and competitiveness

The Swedish economy is becoming increasingly integrated internationally, both as a result of technological developments and of reduced regulation in various markets. Internationalisation encompasses the production of goods and services, but also labour and capital mobility.

International competition contributes to technological development and results ultimately in higher productivity and growth. If companies are to remain competitive, investment is important. At the same time, changing conditions mean that certain industries and companies may find it harder to compete, while others strengthen their position. This development means that the composition of the business sector is changing and that new jobs are being created, while others disappear. This structural transformation, in the short term, results in certain localities and individuals being affected, such as in the case of business closures.

From a historical perspective, Sweden has had a good ability to adapt to changing conditions for both companies and workers. If the Swedish economy is to continue being well placed to meet the challenges resulting from internationalisation, it is necessary to have an education system that ensures the availability of skilled labour, high-quality research and innovation as well as an efficient transport system and labour market. Furthermore, good conditions for enterprise and entrepreneurship form the foundations of a dynamic business sector that invests in research and production in Sweden. An effective housing market and good commuter transport increase labour mobility and therefore facilitate the adjustment resulting from the ongoing structural transformation.

1.4.1                     Infrastructure investments for a growing Sweden

Sweden is dependent on a reliable transport system to secure the transportation needs of individuals and businesses. The country’s geographical location reinforces the importance of effective infrastructure.

The volume of traffic has been increasing for a long time, leading to a very high level of capacity utilisation in parts of the transport system. This is particularly evident in the metropolitan areas, to which many people move, and along certain major transport routes for freight and passenger services where great congestion occasionally arises. A number of current and planned business investments will also create an additional need for enhanced transport capacity. In the rest of the country, congestion is less manifest, but there, great distances, poor maintenance and limited access to public transport can cause problems for people and businesses.

In recent years, problems in the railway system have been significant, and this has demonstrated a need for operations, maintenance and reinvestment resources to increase. Both capacity shortages and the disruption resulting from neglected maintenance lead to great

(4) Ministry memorandum Ds 2010:4.

economic costs and adversely affect the Swedish economy.

An efficient transport system is a prerequisite for companies to operate throughout the country and to easily find staff with the right skills. For individuals, good communications make it easier to commute to and from work and increase the possibility to choose their place of residence.

Government measures

Sweden’s conditions for international competitiveness and growth need to be strengthened for the future. The Government therefore proposes major investments in infrastructure to create conditions for a robust, efficient and reliable transport system that meets the commuter needs of citizens and the transportation needs of businesses. For 2016, additional appropriations amount to SEK 6.5 billion. The Riksdag has previously approved a planning framework for transport infrastructure measures of SEK 417 billion for the period 2010—2021 (Govt. Bill 2008/09:35). In the forthcoming infrastructure bill, the Government intends to propose that the planning framework for the period 2014—2025 shall amount to SEK 522 billion. The Government’s forthcoming proposal thus entails an increase of the framework by approximately 19 per cent in comparable prices. In the forthcoming infrastructure bill, the Government will propose a new planning framework for transport infrastructure measures for the years 2014—2025.

In the autumn, the Government will present an infrastructure bill. The point of departure for the proposals in the bill are the positions taken by the Government in the bills Travel and transport in the future — infrastructure for sustainable growth (Govt. Bill 2008/09:35) and Objectives for future travel and transport (Govt. Bill 2008/09:93).

The proposals will entail a substantial increase in the financial frameworks for infrastructure measures in relation to previous decisions. This raising of ambition applies both to operations and maintenance and to investments in new infrastructure. Approximately 75 per cent of the additional funding to the infrastructure frameworks in 2016 relate to investments in railways. In addition, higher track access charges and efficiency improvement measures are assessed to lead to further increases in ambition.

The Government believes that economically effective measures that increase capacity and contribute to a more efficient use of the transport system should be prioritised as a whole. The resources should be spent firstly on operations and maintenance and on tuning measures for existing infrastructure. In addition, investments in the increased capacity of the transport system should be prioritised in order to meet the changed conditions of businesses and citizens. The measures in the Government’s initiatives focus on the most important transport routes and lines that are important for commuting. The initiatives also mean that scope is created to bring forward the already planned investments that are urgent from the point of view of capacity and of improved road safety.

A distribution of the investment frameworks on individual objects will be proposed in the Government’s infrastructure planning process for 2014.

The Government will propose that the construction of a new main line begins with the Eastern Link, which makes possible the use of high-speed trains between Stockholm and Linköping. Furthermore, new double tracks between Mölnlycke and Bollebygd will be built as a first step in bringing the two largest cities in the west of Sweden, Gothenburg and Borås, closer together. This will significantly improve the communications for Stockholm— Skavsta and Gothenburg—Landvetter airports.

In order to achieve a significant improvement to the traffic situation in the Stockholm region, the Government intends to appoint negotiators to negotiate with the responsible authorities in Stockholm County on the construction of a metro extension to Nacka and possible connecting measures in the road and rail infrastructure. Objects linked to the existing route of the metro may also be reviewed. In connection with this, an eastern road link (Österleden) shall also be discussed, among other projects. An extension of the metro will enable a sharp increase in the construction of housing around the lines in question, something that is central for Stockholm’s continued role as a growth engine. The negotiators will produce proposals for funding the metro extension, partly through higher and broader revenues from congestion tax or various forms of co-financing.

In addition, initiatives on the route Pajala–Svappavaara and on Malmbanan that are key to the mining industry will be given priority.

In order to improve conditions for jobs and entrepreneurship throughout Sweden, the Government proposes to reserve additional funding for broadband expansion.

1.4.2     Research and innovation for the future

Research is of great importance for providing the wider community and industry with long-term skills. As a basis for innovation, it also helps to improve and develop new products and services and to create conditions for developing new and more efficient methods of production, organisation and distribution. This leads to higher productivity and thereby to higher long-term growth.

Investments in research and development are extensive in Sweden. In an international comparison, only three countries have invested a higher proportion of their GDP on research and development than Sweden in 2010.(5) Even if public investments are extensive, it is the business sector that accounts for the largest share of investment in research and development. A number of large international companies account for a significant portion of these initiatives, which means that the total investment in research and innovation in Sweden is partly dependent on the decisions of a few companies.

In international comparisons of research and innovation, Sweden ranks highly also in terms of indicators other than the quantity of resources directed to the area. The number of patents and scientific articles in relation to population size is high, as is the proportion of researchers in the labour force. Even in comparisons of national innovation capacity, Sweden is at the top.

International competition is on the rise in the research area because many countries are increasing their investments in research and development. In addition, active measures are being implemented to induce companies to invest in research within the borders of their own countries.

If Sweden is to continue maintaining and further improving its position as a leading research nation in the future, the Government believes that it is important to continue to offer high-quality research environments, skilled labour and a business climate that yields good opportunities for companies to invest.

Government measures

The Government has in recent years implemented several initiatives to strengthen research in Sweden. The research and innovation bill from 2008, A Boost to Research and Innovation (Govt. Bill 2008/09:50), made the largest ever public investment in research and innovation.

The Government is now proceeding to further strengthen Sweden’s position as a leading research nation. Overall, resources for research and innovation are being increased by SEK 4 billion in 2016 compared to 2012 levels. This means an increased investment totalling SEK 11.5 billion for the years 2013–2016.

The Government intends to submit a research and innovation bill to the Riksdag in autumn 2012. The bill will set the direction of central government research and innovation policy for the period 2013–2016. The initiatives in the bill aim to make Sweden a leading research nation, where research and innovation is of high quality and contributes to societal development and business competitiveness. The focus is on creating a better quality of research, securing major research infrastructure and on shaping better conditions for the harnessing of research-based knowledge.

Research must be of a higher quality and become more effective if Sweden is to retain its position as a strong knowledge nation. The model for the allocation and reallocation of higher education funding, as introduced in the previous research and innovation bill, is being developed in order to further tighten the requirements on research quality. In addition to this, it is also proposed that higher education funding be increased to secure good long-term conditions for high-quality, independent research.

Parallel to increased funding to higher education, the posting of research funding under

(5) OECD (2012), Main Science and Technology Indicators Database.

competitive conditions is an effective means of promoting high-quality research. More resources are therefore also proposed to the research funding institutions, the Swedish Research Council, the Swedish Council for Working Life and Social Research (FAS) and the Swedish Research Council for Environment, Agricultural Sciences and Spatial Planning (Formas), which have well-developed systems for the quality assurance of research.

To further promote the quality of research, a specific programme is proposed that will aim to attract internationally prominent researchers to Sweden.

Researcher access to high-quality research infrastructure is an important part in the development of research. This often involves huge investments which might not be realised unless central government provides funding. An initiative is therefore proposed to secure important research infrastructure, where the research facility European Spallation Source (ESS) in Lund will be given particular priority.

Research and innovation are key elements in the development towards a sustainable energy system. The Government proposes increased and extended initiatives in energy research within the Swedish Energy Agency. Focus and objectives will be presented in a specific energy research bill in autumn 2012 (see also Section 1.8).

Sweden, like most other European countries, faces a major demographic challenge to adapt society to an ageing population. This will include significant challenges in health care and elderly care, and for this reason, a specific initiative is proposed for research in the field of life sciences.(6) As part of this initiative, the Government proposes to further develop the Science for Life Laboratory (SciLife Lab) and strengthen the prerequisites for life sciences research of high international standard. Research in this area also aims to create positive synergies with the already successful Swedish life science industry. Also proposed is an investment in research on ageing and health and on care research.

The Government also proposes initiatives in strategic innovation areas. Some of the innovation areas being specifically highlighted are mining and minerals. More research is needed in the entire value chain, from exploration to recycling. Research in forestry, forest raw materials and biomass and in sustainable societal development is also being prioritised.

The Government wishes to further strengthen the link between academic research and commercialisation and proposes to strengthen the research institutions under RISE Holding AB and to reserve funding for testing and demonstration facilities. The prerequisites of universities to link research and innovation will be strengthened through the Government’s proposed initiative for more innovation offices.

In autumn 2012, the Government will present a national innovation strategy.

1.4.3     A more effective education system

High-quality higher education is essential for long-term growth and competitiveness. At the same time, basic education is central for all to have the necessary skills to pursue further studies or enter the labour market.

International comparisons suggest that the skills of Swedish pupils have deteriorated, especially in the subjects of mathematics and science. It is also problematic that the proportion of young people who do not complete primary and upper secondary school is relatively high. More than one in ten primary school pupils are not qualified for upper secondary school, and of the pupils who begin upper secondary school education, only about two thirds complete their studies on time, that is, receive a final grade after three years.

Shortcomings in the school system have repercussions in higher education and the labour market (see also Section 1.5 and the box The causes of youth unemployment). For pupils who never begin their upper secondary education or drop out, the transition from school to working life can be too great. In upper secondary vocational education, dropout problems are particularly large. In addition to the problem of many leaving upper secondary school without a final grade, it has been found that the school system is not sufficiently preparing pupils for the labour market.

For those who go on to higher education, inadequate prior knowledge constitutes a problem, especially in mathematics. Swedish students are

(6) Life sciences encompass the scientific study of living organisms.

also relatively old when they begin their higher education studies. As a result of changes in admission regulations, however, the age of those recently entering higher education has fallen slightly.

Government measures

Since taking office, the Government has implemented a long series of reforms to address the problems within education. Among other things, measures have been taken to improve student performance and to facilitate the transition from education to working life. It is still too early to see the full results of all the education reforms. To ensure that the education system really is improving, there is reason to monitor progress and, if necessary, take further measures.

As part of a broad youth package, the Government proposes measures to motivate and support unemployed young people so that they complete their upper secondary education. In order to raise student completion levels and the quality of upper secondary education, the Government proposes further quality improvements of, for example, upper secondary vocational programmes. The continued development of apprenticeship programmes is another important part of improving young people’s opportunities for gaining employment (see Section 1.5.1).

Swedish industry has an increasing demand for skilled workers, and to meet this demand it is proposed that the number of places for the Bachelor and Master of Science programmes in engineering be increased.

1.4.4    Better conditions for enterprise and entrepreneurship

The sustainment of Sweden’s competitiveness requires a dynamic business sector throughout the country where new businesses emerge and grow, while unprofitable companies are reorganised or wound up. Barriers to business creation and development should be as low as possible, while effective competition is maintained.

According to international comparisons, barriers to entrepreneurship are relatively low in Sweden. For example, the OECD indicator demonstrates that only the United Kingdom and the Netherlands have lower barriers of this kind.(7)

The business climate and access to venture capital are important factors for investment and production decisions and thereby affect the competitiveness and long-term growth of companies.

Measures to improve conditions for businesses and entrepreneurship are a natural part of many countries’ policy for increased productivity. Also for Sweden, it is necessary to continuously improve the business climate in all areas so that competitiveness is maintained.

The importance of corporate tax for investment and increasing international tax competition

Corporate tax conditions have a substantial influence on investment and growth in Sweden. In studies on taxes and growth, the OECD makes the assessment that corporate tax is the tax that is most harmful to growth.(8) The Swedish corporate tax rate has previously had a competitive design, but in the last two decades, corporate tax rates have come down on an international level. Today, the Swedish corporate tax rate is above average in both the OECD and the EU (see the box The importance of corporate tax for investment and growth).

A lower corporate tax rate would strengthen the incentives for the business sector to increase its investments in Sweden, which will lead to increased productivity, higher real wages and higher employment.

At the same time, internationalisation means that international companies have great opportunities for tax planning by exploiting differences in national tax systems. Reports from the Swedish Tax Agency state that there is a very strong incentive for companies to establish intragroup debt for tax purposes (see also Section 6.17). Furthermore, it appears that foreign direct investment through loans has increased. Competition for investment and the opportunities for tax planning in international groups demands an active tax policy. In order to

(7) OECD (2011),     Product    Market    Regulation    Database, www.oecd.org/economy/pmr.

(8) OECD (2010), Tax Policy Reform and Economic Growth, OECD Tax Policy Studies, No. 20 and OECD (2008), Tax and Economic Growth, WP No. 620.

attract investment and provide good conditions for entrepreneurship in Sweden, it is important to have a competitive corporate tax rate. At the same time, it is important to ensure that the tax system is not exploited in unintended ways.

Capital is needed for investments

International comparisons show that there is a relatively good supply of central government and private venture capital in Sweden. However, in relation to several other comparable countries, relatively little capital is available in the earliest stages of a company’s establishment. In recent years, the scope of financing for private market companies in the very earliest stages has also decreased. Here, central government funding initiatives have an important function to fill as a supplement to the market.

Government measures

Reduced corporate tax and more effective restrictions on interest deduction

A reduction of corporate tax improves the business climate and makes Sweden more attractive to domestic and foreign investment. The effect is assessed to be particularly great for a small open economy such as that of Sweden.

The Government proposes that the corporate tax rate be reduced from 26.3 per cent to 22.0 per cent as of 1 January 2013. To equate sole proprietorships and partnerships with limited companies, the Government proposes a simultaneous reduction of the expansion fund tax to 22.0 per cent.

In lowering the corporate tax rate, Sweden will belong to that half of the OECD countries with the most competitive corporate tax rates.

In order to protect the Swedish corporate tax base against tax planning using interest deductions, the Government proposes that the existing regulations to restrict interest deductions be extended to cover interest expenses on all debts within a single community of interests. The proposal includes restricting the possibility of deducting interest expenses that have arisen primarily for tax purposes. Without the regulation change, there is a significant risk that the Swedish corporate tax base will be eroded. Moreover, there is a clear international trend towards restricting the opportunities for tax planning using interest deductions. The Netherlands, Denmark, Germany and Spain have, among other things, introduced restrictions on interest deduction, and in Finland, the work to do so is in progress. The proposal will create more equal conditions between international groups and companies that are not able to take internal loans from abroad.

Improved access to capital

To stimulate access to capital for small businesses, the Government intends in 2013 to propose the introduction of a deduction for investors. This investor’s deduction means that a natural person who acquires shares in a small company in connection with its formation, or in a new share issue, may deduct half the acquisition cost of the shares in the income tax schedule for capital. Deductions will, however, be permitted to a maximum of SEK 650 000 per person per tax year, provided that a number of conditions are met (see Section 6.12). The additional funds that give the right to investor’s deductions may not exceed SEK 20 million per company per tax year. A follow-up of the investor’s deduction shall be carried out after the end of the second calendar year following the calendar year in which the proposal enters into force.

The Government intends to return to the Riksdag in 2013 with a proposal for an investor’s deduction. Before a system of investor’s deductions can enter into force, it must be notified to and approved by the European Commission. In light of this, it is assessed that a system of investor’s deductions will be able to enter into force no earlier than 1 September 2013.

The Government announced in the Budget Bill for 2011 that a review of the central government venture capital structure would be conducted. A starting point was to create a clearer actor structure, where funding for central government venture capital investments is focused on fewer actors, and a greater focus on the early stages of company development. One result of the review is that the Government in its 2012 Spring Budget Amendment Bill (Govt. Bill 2011/12:99) announced a merger of Almi Företagspartner AB and Innovationsbron AB. The new actor will begin operations as of 1 January 2013. The Government also intends to continue the work of creating conditions for a systematic evaluation of the central government actors’ operations and of the system’s effectiveness.

Reducing company liquidity problems

Long payment periods and overdue payments give rise to costs and liquidity problems for companies, which can be particularly difficult for smaller companies. If invoice payments are made on time and faster than today, economic benefits can be realised. Within the EU, work to shorten payment periods and combat overdue payments has been in progress for some time. A directive has been adopted and will be implemented no later than March 2013. In light of this, an inquiry has submitted proposals for measures (SOU 2012:11). The Government especially intends, partly in light of the inquiry’s proposals, to improve the situation of small and medium- sized businesses, and plans to return to the Riksdag with a bill on faster payments in the business sector.

Strengthened legal certainty in tax issues

To further strengthen legal certainty in taxation, a revision is proposed. The Government intends to appoint an inquiry to review the institution of advance rulings and analyse whether there is a need for any other form of binding decision in individual cases. The Government will also instruct the Swedish Tax Agency to improve their handling of cases in order to strengthen legal certainty and to improve its service to and communication with businesses. The Government also intends to appoint an inquiry to produce further proposals for the creation of a modern, effective and legally secure administrative process. A major task of this mission will be to review whether there is a need for further strengthening legal certainty with regard to tax cases, mainly through the specialisation of tax cases in court. The Government assesses that the inquiry should be able to commence its work on 1 April 2013.

Improved tax conditions

The work to investigate the possibilities of improving tax conditions for entrepreneurship continues in the Corporate Tax Committee (dir. 2011:1), which will present its final report in autumn 2013. The assignment includes developing proposals that will further broaden the tax base so as to make it possible to lower the tax rates paid by the company sector at the same time as reducing existing distortions in the tax system.

Prerequisites for further simplification and improvement

The work of reducing the administrative burden on businesses continues.

To encourage more people to dare to take the step of becoming an entrepreneur, it is important to have a simple and predictable system of regulations. The Government intends to appoint an inquiry chair to review, and make proposals for simplifications of, the tax regulations for sole proprietorships and partners in partnerships. The Government’s objective is to make it easy and profitable to run a business in Sweden, regardless of the form in which activities are conducted.

The business sector has indicated a desire to see simplified tax reporting for small businesses. The Government will analyse possible measures to facilitate reporting for these companies. One such measure, for example, is a straight cash method.

Many close companies are facing a generation change. To make it possible to harness established values in existing businesses with growth potential, it is important that there are good conditions for this generation change. The Government therefore believes it is a matter of urgency to review the taxation of transfers of qualifying shares in connection with generation change. The regulations on voluntary tax liability for VAT on the letting of business premises have been criticised for being complicated and administratively burdensome. The Government intends to conduct a broader review with the aim of simplifying the regulatory framework.

The importance of corporate tax for investment and growth

Sweden is a small open economy where capital can move freely across national borders. In this type of economy, the required return on business investment is determined on the international capital markets. Investors in these markets compare the return after tax on various investment projects in different countries. Investment decisions are thus directly influenced by corporate tax.

A high corporate tax rate can mean that more investments become unprofitable because it leads to a comparatively high required return before tax. For that reason, if the corporate tax rate is lowered, more investment projects become profitable. In such a situation, businesses adjust to a new and greater optimal capital stock by increasing investment. A higher capital intensity in companies increases productivity, creating scope for higher wages. Higher wages increase the supply of work and, in the long term, also employment.

According to studies by the OECD on taxes and growth, corporate tax is the tax that is deemed most harmful to growth.(9) Good tax conditions for investment are therefore a prerequisite for Swedish companies, also in the future, to be able to compete successfully and contribute to high economic growth.

The international trend towards lower corporate tax rates has been manifest over the past two decades. In the early 1990s, Sweden had one of the most competitive corporate tax systems among the OECD countries, measured by its effect on the incentives for new investments. From an EU perspective, the Swedish regulations were competitive as late as 2002. Since then, new Member States have joined the EU, with many of them choosing to have a relatively low corporate tax rate, while several of the older Member States have lowered their corporate tax rates. The United Kingdom lowered its corporate tax rate to 24 per cent in 2012 and has announced a further reduction to 22 per cent in 2014. In Sweden, the corporate tax rate was reduced from 28 to 26.3 per cent in 2009. The most recent reduction before that took place in 1993, when the tax rate was lowered from 30 to 28 per cent.

The development of the corporate tax rate in Sweden in relation to other countries is illustrated in Figure 1.1. The figure shows that the Swedish corporate tax rate is currently higher than the averages in the OECD and the EU (25.5 and 23.4 per cent, respectively).

Figure 1.1 Nominal corporate tax rates in Sweden, the OECD and the EU 2000-2011

Per cent

The trend towards lower corporate tax rates in other countries has led to Sweden currently having a relatively high corporate tax rate. At the same time, companies that are part of international corporate structures have found ways to reduce their tax base in Sweden, for example, by means of artificial interest arrangements. However, through the legislative changes in the area of taxation that are proposed in this Bill, these opportunities will be restricted, while the nominal corporate tax rate will be lower than the average for the OECD and EU countries. In this way, Swedish companies will be given internationally competitive tax conditions for investments.

(9) OECD (2010), Tax Policy Reform and Economic Growth, OECD Tax Policy Studies, No. 20 and OECD (2008), Tax and Economic Growth, WP No. 620.

1.4.5                     Increased access to housing

Mobility in the labour market is closely bound up with how the housing market is functioning, and currently, the housing market in many municipalities is in imbalance. In metropolitan areas, but also in centres of higher education and other growth regions, there is a housing shortage. If the availability of housing is to be improved, both the utilisation of the existing housing stock and new construction need to increase.

A number of measures in the housing area were announced in the 2012 Spring Fiscal Policy Bill, and the proposals are now being presented in this bill.

Government measures

Better utilisation of existing housing stock

In order to facilitate the letting of private dwellings, the Government proposes a system that enables owners to set a rent that covers their own costs for the dwelling and changes that will make it easier for tenant-owners to obtain permission to rent out their dwelling. However, it should be pointed out that the tenant-owners’ association, as in the past, can oppose sub-letting if this is necessary to safeguard the proper management of the association. In order to further stimulate the letting of private dwellings, it is proposed that the standard deduction for the taxation of income for letting private dwellings be increased from SEK 21 000 to 40 000.

An inquiry (dir. 2011:108) has been commissioned to submit proposals on how the market for rental housing can be developed. The inquiry chair will analyse how the conditions for those living in rented accommodation can be promoted and identify the differences in the conditions between forms of tenure that pose obstacles to an effective housing market. There will also be an inquiry to review taxation on rental dwellings, on non-private housing companies or cooperative rentals (dir. 2012:32). The Committee’s mandate includes a review of various regulatory frameworks in order to increase the supply of housing.

Facilitate new construction

In order to make it more attractive to build and manage rental residential properties, a reduction of the real estate charge for rental and tenant-owned dwellings is proposed.

With the aim of increasing the incentives for new construction, it is proposed that the period of exemption from the real estate charge be extended to 15 years. Furthermore, it is proposed that the permitted period for market-based rents for newly produced housing, known as ‘presumption rates’, be extended from the current 10 years to 15 years.

Measures are also proposed to shorten the county administrative boards’ processing times for appealed cases under the Planning and Building Act (2010:900). This will be achieved by defining alignment targets for processing times in combination with an increase in resources for processing at the county administrative boards and at the land and environment courts. The judicial chain for appeals will be examined as well as the application of the Environmental Code’s provisions on national interests in connection with municipal planning.

In order to influence the supply of housing for young people and students in the long term, the Swedish National Board of Housing, Building and Planning will be instructed to conduct a review of current building regulations, carry out information activities and provide support for innovative construction for young people.

The Government wishes to stimulate the new construction of student housing by improving information on which building regulations are relevant to temporary building permits and to examine the availability of suitable land for temporary student housing. In trials, universities and university colleges have been given the opportunity to provide housing to students. The Government proposes that the trials be extended by one year, until the end of 2016, in order to facilitate university and university college planning and to allow the trials to be evaluated.

The Government has set up a number of inquiries and has issued agencies with instructions to improve the conditions for housing construction and to improve the function of the housing market. For example, the Building Requirements Inquiry (dir. 2011:100) has been instructed to analyse issues that facilitate construction. The inquiry chair’s task includes a survey of the municipalities’ application of the regulations on technical requirements in the Planning and Building Act.

As regards improvements in the planning process, the Government has taken a number of initiatives. Among other things, the municipal land allocation process is being evaluated, the provisions on the implementation of detailed development plans are being reviewed, the provisions on competition and growth in the Planning and Building Act are being evaluated in order to improve decisions on building permits and advance rulings, and proposals on how to increase advanced planning are being produced.

There are indications to suggest that the amendment of the shoreline protection regulations that entered into force in 2009 and 2010 has not had the intended effect. Its purpose in part was to make certain construction in shoreline locations easier, but the rules have been applied differently throughout the country and have led to unintended effects. The Swedish National Board of Housing, Building and Planning and the Swedish Environmental Protection Agency will be instructed to review the shoreline protection regulations in autumn 2012 and submit proposals for statute amendments.

Improving the function of the housing market

In order to promote competition in the construction market, the provision of building and construction standards, known as Eurocodes, will be reviewed. The Swedish National Board of Housing, Building and Planning increasingly refers to standards in its regulatory framework. These must currently be purchased from the standardisation body SIS at a cost that may be significant for small companies, something which is likely to restrict competition. For this reason, the standards to which the Swedish National Board of Housing, Building and Planning refers in its regulations should be made more inexpensive for users.

Components of growth

Economic growth means that the value of all goods and services produced in a country in one year increases. Economic growth is normally measured as the change of GDP.

When economic growth increases overall resources, overall prosperity also increases, provided that the growth occurs in a sustainable manner. The increase in prosperity can in turn lead to a rise in real wages, and private and public consumption may increase. Historically, economic growth has contributed to an increase in the household consumption of goods and services and to the opportunity of expanding general government welfare services. Growth has thus contributed to more people being able to obtain a better and longer education. In addition, more people have access to increasingly advanced health care, which in turn has contributed to both better health and increased life expectancy.

Economic growth may be due to more resources in the form of, for example, labour or capital being used in production. Growth may also be due to resources being used more efficiently than in the past. Productivity, that is, the value produced per unit of input resource, is thus able to increase. Over the past few decades, The economy growth is the most important factor explaining growth in Sweden.

The fact that growth can be explained by gowth path various factors also means that reforms may influence trend growth in different ways, as illustrated in Figure 1.2.

Reforms that, for example, contribute to a period of investment increase mean that growth increases during a transition period, but that the long-term growth rate does not change. This is illustrated in the figure by line 1. Reforms in this case lead to a permanent raising of GDP to a higher level, even though the long-term growth rate has not changed. Reforms that allow productivity to develop faster in the long term mean that the growth rate increases in the long term. In the figure, this is illustrated by line 2, where the curve has become steeper.

Investment and growth

For businesses and individuals to choose to invest in activities and production, confidence in the Swedish economy is of great importance. Macroeconomic stability in the form of low inflation as well as good order in public finances mean that investments in Sweden have a lower level of risk. Stability can thus contribute to greater investment and growth. For a country to be attractive to investors, effective regulatory frameworks and financial markets are required, as well as good access to infrastructure and The economy grows skilled labour. In a small open economy such as with a new and steepe that of Sweden, business investment is also growth path affected by the required return on the faser international capital markets. This means that the design of the tax system and taxes, not least corporate tax, are of great importance for the investment decisions of companies.

Supply of work and growth

The conditions for growth are also affected by the development of the total number of hours worked in the economy. Changes in the size of the labour force, employment rate and average hours worked per year are significant. In the long term, population development sets a limit as to how much the total supply of work may contribute to growth. As long as there is potential for an increased labour force participation, a higher employment rate or an increase in average nal growt path hours worked, an increased labour input may contribute to a period of increased growth.

The economic incentives to work in the form of wage levels and the design of social insurance systems affect an individual’s supply of work. Taxes too are important, where reduced tax on work, such as in the form of the earned income tax credit, can promote a greater supply of labour. Furthermore, the cost of labour relative to its productivity is significant for a company’s employment decisions. Other important factors for the supply of work are labour market regulations and agreements, labour market policy and the education system.

Productivity is central to long-term growth

Although the labour input in terms of the total number of hours worked in Sweden has only grown to a limited extent over the past fifty years, GDP has more than tripled. Higher productivity has contributed to a sharp increase in prosperity.

Using resources more efficiently is about doing what is already being done in a better way. But it also involves innovations that help to create something new, such as a new product, a new way of organising activities or a new business. To bring about such a development, it is important to have a dynamic business sector where new ideas are developed and improved and new technologies and companies gain market shares from established, but less efficient operations.

Sound frameworks provide the basis for a healthy business climate

The basis of a healthy business climate is an institutional framework with functioning regulations and institutions, clear property rights and low corruption. This, together with good standards and values in society, helps to reduce company transaction costs. Sound institutional frameworks also create good incentives for innovation, entrepreneurship and growth, at the same time as they counteract companies that engage in tax avoidance. Well-designed regulatory frameworks can also help to reduce the potential negative effects of market failures, such as cases where actors have different access to relevant information.

The design of the tax system and the level of tax rates constitute an important part of the institutional framework and are very important for enterprise and growth.

Effective competition

Another important prerequisite for increased productivity is effective competition, where growing businesses are not hindered by poorly designed regulatory frameworks that favour established actors. Competition, especially international competition, helps to force companies to continually improve products and production processes. It is important to have well-designed regulations and good supervision that lead to the benefits of competition and innovation being utilised, at the same time as they prevent developments towards a few actors or a deterioration of quality.

Research, innovation and education

Research and innovation, both in the business sector and in general government, are important for the development of products and production methods. Investment in research and innovation, as well as the availability of skilled labour, is essential for productivity and growth.

Investment in research and innovation, as well as in education, often benefits more people than simply the company or individual that makes the investment. Where benefit to society is thereby greater than the return for those making the investment, there may be reason for general government to promote society’s total investment in research and education. Public investments along with the design of frameworks for corporate research initiatives increase investment in human capital, which may contribute to higher productivity and growth.

The economy’s ability to adapt

When conditions have been in constant change, especially in a globalised economy with rapid technological developments, the ability of the entire economy to adapt is of importance. Businesses must adapt to stave off competition and survive in the market. The labour force must be prepared, and have good opportunities, to change jobs when old workplaces disappear and new ones emerge. The geographical and occupational mobility of the labour force is important for maintaining the supply of skilled labour and for minimising periods of unemployment. Labour mobility is affected by such factors as the design of unemployment insurance and the ability of the education system to provide opportunities for retraining. Furthermore, geographical mobility presupposes a flexible housing market and an effective infrastructure that makes commuting possible.

1.5                               More people into work

Although international economic development has been unfavourable for a long time, the Swedish labour market has developed relatively well. Employment has recovered strongly in recent years, and the number of people in employment is currently higher than at the change of government in 2006 and before the outbreak of the financial crisis in autumn 2008. Labour force participation is now back at about the same level as before the crisis, and in recent years, it has been unexpectedly high compared with previous downturns. Furthermore, the development of the Swedish labour market also appears to be strong in an international comparison.

Even in a longer perspective, the development has been good. Although the economic situation was significantly worse in 2011 than in 2006, labour force participation and the employment rate for most age groups increased during this time period. Overall, the labour market situation is much stronger than might be expected, given the economy and the composition of the population. This indicates that the Government’s policies have helped to improve the functioning of the labour market. However, there are still problems in the labour market that need attention.

Unemployment remains high and is assessed to remain at a high level in 2013. This is to some extent due to a rise in labour force participation, but also to the weak economic development in the wake of the global financial crisis. Unemployment due to a prolonged weak economy or structural problems is far more problematic than temporary unemployment due to a high supply of labour. The protracted downturn risks amplifying the remaining structural problems in the labour market, such as the difficulties of certain young and foreign-born people to establish themselves in the labour market as well as the long-term unemployment that has affected many people. Against this background, it is necessary to continue efforts to get more people into work. The incentives for, and possibilities of, work need to be further strengthened and the functioning of the labour market improved. Specific focus must be placed on groups that have difficulty in establishing themselves in the labour market.

1.5.1                     Increased opportunities for young people

Unemployment among young people (aged 15-24) is high, almost five times higher than in the group aged 25-74 (see Figure 1.3). Youth unemployment has also increased since the beginning of the 2000s to historically high levels. Large numbers in that age group in recent years and the economic downturn are deemed to have contributed to the particularly high youth unemployment at present.

It is difficult to make international comparisons regarding young people and the labour market because of institutional and measurement differences between countries.(10)

In order to understand how the high youth unemployment can best be countered, it is necessary to understand the causes of youth unemployment and which young people have the most severe problems. One important aspect is that almost half of the young unemployed people are full-time students looking for work, many of whom are studying at upper secondary

(10) In order to create better opportunities for comparisons between countries in this field, the Government has decided to investigate the comparability of labour market statistics for young people (dnr. Fi2012/3257). See also Jämförbarhet i arbetsmarknadsstatistik för unga — metodologiska och institutionella skillnader mellan några utvalda länder (Swedish Agency for Public Management 2010:11), which demonstrates, for example, that the way that upper secondary vocational education is organised can affect the comparability of youth unemployment statistics.

or university level and are looking for extra or holiday jobs (see Figure 1.3). A further characteristic of young unemployed people is that most of them have relatively short periods of unemployment.

The fact that young people often become unemployed is primarily to do with them having to make the transition from school to working life. To some extent, a few short periods of unemployment may therefore be considered a part of a young person’s establishment in the labour market. For some young people, however, the transition from school to working life is problematic, and it can take a long time before they gain a strong attachment to the labour market. Young people with incomplete grades from primary or upper secondary school or who are born abroad are groups that are at greater risk of having permanent labour-related problems.

However, it is not just some people within the group of young people that are statistically defined as unemployed who have a problematic labour market situation. There is also a group situated outside the labour force which is neither studying nor looking for work. The knowledge about this group is limited, and the Government has appointed an inquiry to conduct a review of how the work with these young people can be developed (dir. 2012:70).

There are several possible structural reasons for the high youth unemployment, including the design of the education system, the transition between school and working life as well as entry wages and the design of labour legislation (see the box The causes of youth unemployment).

In addition, there are a number of reasons why temporary high unemployment can lead to more permanent unemployment. For example, the social pressure to seek employment can be lower when unemployment is high, which can lead both to longer periods of unemployment and to an increased risk of unemployment. It is possible that the effects of this type of change in norms related to unemployment are particularly high among young people.(11)

Overall, the high youth unemployment indicates that more people are willing and able to work than have the opportunity, while some young people risk long-term exclusion. Unemployment among young people is costly, both for the individuals affected and for society.

Foreign-born people are relatively overrepresented within the group of unemployed young people. As noted in Section 1.5.2, these young people have somewhat different problems than young people in general in establishing themselves in the labour market. Special solutions can therefore be justified for this group.

(11) For more causes, see for example the 2012 Spring Fiscal Policy Bill (Govt. Bill 2011/12:100), p. 112.

The causes of youth unemployment

Swedish youth unemployment is high in relation to unemployment among older people, to other comparable countries and seen over time. In discussions about the causes of youth unemployment, a number of explanatory factors have been highlighted. Some possible reasons for the high youth unemployment that have been discussed in the research literature are described below: the education system and the transition between school and working life, entry wages and the design of labour legislation.(12)

Shortcomings in the education system and the transition between school and working life

An important explanation for youth unemployment could be that there are shortcomings in the education system and in the transition between school and working life. The consequences of this are both that unnecessarily many young people flow into unemployment and that primarily those who leave upper secondary school without complete grades face a greater risk of more protracted labour market problems.(13)

For a long time, more than one in ten pupils leaving primary school have not been qualified for upper secondary school. Pupils who have inadequate prior knowledge from primary school will have difficulty completing their upper secondary education and in establishing themselves in the labour market. Research shows that young people without a completed upper secondary education more often than others have protracted problems in establishing themselves in the labour market.(14) Only about two thirds of pupils in upper secondary education receive a final grade within three years. The majority of those dropping out are pupils in vocational programmes. Sweden, however, in comparison with the other Nordic countries, also has high dropout rates from the academic preparatory programmes.(15)

One problem with upper secondary vocational programmes is that they do not prepare young people for working life to an adequate extent. Pupils are not “work ready” when they graduate.(16) This can probably be explained in part by schools not adequately providing pupils with the workplace learning that the curriculum entitles them to.(17) Furthermore, the absence of contact with working life means that young people have difficulties in building up the networks necessary for future job opportunities. This lack of networks and informal contacts is, according to available research, an important factor that can complicate the transition from vocational education to working life.(18)

The importance of entry wages

Another possible explanation for high Swedish youth unemployment could be the compressed wage structure and the relatively high entry wages in Sweden.

A number of international empirical studies are examining the effects of high entry wages on employment. The empirical literature refers mainly to systems regulated by law. The majority of these studies indicate that increased entry wages have negative effects on employment, but there are also studies pointing in the opposite direction.(19) There is also some evidence that employers tend to replace workers with low productivity with persons with higher productivity when the entry wage is raised.

Only a few studies analyse the Swedish labour market. A study of the hotel and restaurant trade indicates that increases in

(12) See, for example, Nordström Skans (2009), Varför är den svenska ungdomsarbetslösheten så hög?, for an overview.

(13) See Björklund et al (2010), Den svenska utbildningspolitikens arbetsmarknadseffekter: vad säger forskningen?.

(14) See Håkansson (2011), Ungdomsarbetslösheten — om övergångsregimer, institutionell förändring och socialt kapital, Olofsson (2003), Grundläggande yrkesutbildning och övergången skola-arbetsliv - en jämförelse and Björklund et al (2010).

(15) See Bäckman et al (2011), Dropping out in Scandinavia. Social exclusion and labour market attachment among upper secondary school dropouts in Denmark, Finland, Norway and Sweden.

(16) Se OECD (2008), Economic Survey Sweden 2008.

(17) See the Swedish Schools Inspectorate (2011); a Schools Inspectorate report revealed in 2011 that only 72 per cent of schools could meet the promise of 15 weeks’ workplace learning.

(18) See Ioannides and Loury (2004), Job Information Networks, Neighbourhood Effects, and Inequality, for an overview. See also Lindahl (2010), Den gymnasiala yrkesutbildningen och inträdet på arbetsmarknaden and Håkansson (2011).

(19) See Neumark and Wascher (2007), Minimum Wages and Employment, for an overview of a large number of international studies since the early 1990s.

entry wage are associated with more people being given their notice or for other reasons being separated from their employment (known as job separations).(20) Another study analyses the Swedish retail sector in 2001— 2005. The study shows that wage increases are linked to more job separations among less skilled workers, but fewer job separations among more highly skilled workers.(21) The results indicate that higher entry wages may lead to less skilled workers being replaced by more qualified labour. The study also shows that higher entry wages are associated with a lower number of hours worked by young people. A third study analyses youth employment in the Swedish manufacturing industry, and the results suggest that increases in entry wages for young people in the 1970s contributed to a decline in demand for young workers.(22)

Overall, the research indicates that high entry wages contribute both to more young people becoming unemployed and to certain young people having more protracted problems in establishing themselves in the labour market. However, there is uncertainty about the extent to which high entry wages affect youth employment and unemployment.

The consequences of labour legislation

The design of labour legislation can also contribute to higher unemployment among young people. According to economic theory, increased employment protection gives rise to two counteracting effects on employment and unemployment.(23) On the one hand, employers become less likely to lay off personnel. This means that employment periods become longer and the outflow to unemployment decreases. On the other hand, the recruitment of new staff decreases because employers have already taken into account the potential costs of laying off personnel in their employment decisions. The latter effect suggests that strict employment protection leads to decreased outflow from unemployment and longer periods of unemployment.

Economic theory provides no guidance as to which effect predominates, and so the overall effect on employment and unemployment is undetermined. Neither does empirical data provide clear guidance on the overall effect.

An employment protection designed to protect existing employees can make it difficult for groups entering the labour market, such as young people. Empirical studies also show that strict employment protection has unfavourable effects on youth employment and unemployment, while the opposite is true for older people.(24) This means that the increased flexibility that helps young people to get a job must be weighed against the effects it can have on older people especially. However, there is uncertainty about how significant the design of employment protection is for the high Swedish youth unemployment.

(20) See Skedinger (2006), Minimum Wages and Employment in Swedish Hotels and Restaurants.

(21) See Skedinger (2011), Effects of increasing minimum wages on employment and hours: evidence from Sweden’s retail sector.

(22) See Edin and Holmlund (1994), Effekter av anställningsskydd.

(23) See Skedinger (2008), Effekter av anställningsskydd — Vad säger forskningen?.

(24) See Bertola et al (2008), Labour Flexibility and Wages: Lessons from Spain, Botero et al (2004), The Regulation of Labor and Heckman and Pagés-Serra (2000), The Cost of Job Security Regulation: Evidence from Latin American Labor Markets.

Government measures

To get more young people into work, the Government proposes both permanent and temporary measures that are mainly aimed at improving the functioning of the labour market and strengthening the link between school and working life, but also at responding to the weak economic trend.

Stronger link between school and working life

In order to facilitate the transition from school to working life in the long term, the Government has reformed upper secondary education. Additional measures are now being proposed for apprenticeship training and upper secondary vocational education. The Government believes that apprenticeship training can be an effective way to ensure that young people are prepared for employment after their education (see the box Apprenticeship training and the entry of young people into the labour market). A number of countries have very good experience of apprenticeship training, and Sweden has reason to learn from this experience. The Government is therefore launching a long-term initiative to establish apprenticeship training as a fundamental part of upper secondary vocational education. This will include a permanent extension of provider allowances for upper secondary apprentices and adult apprentices in adult education. Also proposed is an increase of SEK 15 000 per pupil per year of that part of the provider allowance that goes to the employer for both upper secondary and adult apprentices.

Even with expanded apprenticeship training, the primarily school-based vocational education will continue to be important. In order to create good quality upper secondary vocational education with higher rates of student completion and lower dropout rates, there is a proposal to increase the number of qualified teachers, improved supervisor training, the vocational introduction and quality of workplace learning. The Government will also provide the Swedish National Agency for Education with increased resources to deepen and broaden the knowledge base on vocational and apprenticeship training.

Young people lacking completed upper secondary education generally have greater difficulties in establishing themselves in the labour market. In order for labour market policy to specifically motivate and support this group of young unemployed people to resume their studies, there is a proposal for an extension of the temporary initiative for folk high schools, as well as of the possibility for certain long-term unemployed young people to receive a higher student grant and earmarked adult education places. In connection with this, the Government intends to initiate a survey of the application of requirements to participate in study incentives within the job guarantee for young people.

Within municipal adult education, the Government proposes mandatory national tests with central marking as well as increased activity requirements and, where appropriate, attendance requirements. The Government intends to give the inquiry on the review of municipal adult education at basic level (dir. 2011:92) an expanded mandate to submit a proposal on how activity and attendance requirements in municipal adult education should be designed. The inquiry shall also propose how the reporting of insufficient study activity can be tightened and review the possibility of more clearly linking the payment of student grants to study activity. In addition to this, the inquiry should survey the financial situation of students in adult education, including how they earn their living.

A prerequisite for accelerating the transition between school and working life is that pupils and their parents have knowledge and information about labour market prospects following various courses of training. To help young people to make more informed educational choices early on, the Government also proposes measures to improve study and career guidance in primary and upper secondary school.

Measures for a continued response to the weak economic trend

To continue to respond to the weak economic trend, the Government proposes a series of temporary measures within labour market and education policy.

The education initiatives will include training programmes at various levels. The more education options that are on offer, the greater the conditions will be for good matching between individuals and training. The main principle for further initiatives in the education system shall be that those in training earn their living by means of student grants since such a system provides students with clearer financial incentives to make the most of their training. The Government proposes a temporary investment in more places in the education system with a focus on upper secondary vocational education for adults, apprentices in upper secondary adult education, places in vocational higher education and folk high schools as well as places in universities and other higher education institutions.

A permanent increase in the number of places in Bachelor and Master of Science programmes in engineering is proposed in order to meet the demand for engineers in the business sector.

In total, these investments encompass more than 18 000 full-time places in 2013 at a total cost of approximately SEK 1 800 million (see Table 1.6). The number of people who will benefit from these places is much higher, however, because several people can share a full- time place. A substantial proportion of this greater number of places will reach young people, but other groups, such as people born abroad and the long-term unemployed, will also be able to benefit from the initiative.

Table 1.6 Initiatives within education

Number of full-time equivalent places

	2013	2014	2015	2016
Adult vocational education etc.	9 400	6 150	0	0
Apprenticeship training for adults	2 000	2 000	2 000	2 000
Vocational higher education	1 500	3 000	3 000	1 500
Higher education institutions	4 200	4 200	4 200	0
Bachelor and Master of Science programmes in engineering(1)	200	600	1 000	1 300
Folk high school	1 000	1 000	0	0
Total	18 300	16 950	10 200	4 800

(1) Permanent increase.

Source: Own calculations.

Improved matching of young people

Within the labour market, the Government proposes that funds be made available for enhanced employment services early on in a period of unemployment at the Public Employment Service. Furthermore, the Government proposes that also long-term unemployed young people shall, on a trial basis, be able to receive relocation grants in order to increase their mobility in the labour market. The Government also intends to issue instructions to survey compliance with the requirements for jobseekers in the job guarantee for young people. As a further stimulus to employers to take on long-term unemployed young people, a reinforcement of new start jobs for young people is proposed.

Employment pacts

The Government is in discussion with trade unions and employers on additional youth investments as part of an employment pact (see Section 1.5.6). Such a pact would make the partners responsible for ensuring that substantially more young people are recruited via vocational introduction agreements, while central government could contribute to supporting employment under such agreements. Dialogue with the social partners will continue during autumn 2012.

1.5.2                     Increased opportunities for integration

Increased employment is crucial to improving the integration of those born abroad. Work enables individuals to support themselves, contribute to growth and welfare, and to feel more involved in society.

The labour market situation for foreign-born people is problematic in general, although variation within the group is very great. The situation is most difficult for those who have lived in Sweden for a short period, for those with little education, for women and for those with non-European backgrounds.

Several reasons for slow labour market establishment

The difficulties that foreign-born people have in establishing themselves in the labour market depend on several factors. One explanation is that employers may feel uncertain about their skills and experience. To counteract this, it is very important to have effective validation of the education and professional skills of those born abroad. Relatively high entry wages and strict employment protection may also contribute to employers hesitating in their decision to employ individuals whose productivity they find difficult to appraise.

Reception by municipalities is of great importance for integration and establishment in the labour market. Effective education in Swedish for immigrants is important as good knowledge of the Swedish language is of great significance for establishment in the labour market. The Swedish school system has not sufficiently been able to support school-aged pupils coming to Sweden, which has meant that these young people have had inferior prerequisites for work and further studies. In recent years, many foreign-born people who have come to Sweden in adulthood have had little education, which makes it more difficult for them to find work since skills requirements are often high.

Another explanation for the problematic labour market situation of foreign-born people may be that access to good work-related networks is often lower for those born abroad than for those born in Sweden. Moreover, there is discrimination in the labour market, which often affects people with a non-European background.

Apprenticeship training and the entry of young people into the labour market

The transition from school to working life is lined with challenges for many young people, and it can take a long time before they gain a strong attachment to the labour market. The high thresholds to the labour market may be due to the compressed wage structure with high entry wages, tax wedges as well as laws and agreements that make it costly for employers to take people on. The design of labour legislation may also be significant (see the box The causes of youth unemployment).

In addition, shortcomings in the education system and in the link between school and working life mean that many young people are ill-equipped for working life, which is an important explanation for high youth unemployment. One problem with upper secondary vocational programmes is that they do not prepare pupils for working life to an adequate extent. The schools do not provide pupils with the workplace learning that the curriculum entitles them to. The absence of contact with workplaces makes it more difficult to build up work-related networks and informal contacts that enhance young people’s future job opportunities. Furthermore, there are problems with high dropout rates in upper secondary education, especially in vocational programmes.

Effective vocational education provides the conditions for a smooth transition between school and working life, thus contributing to lower youth unemployment. Apprenticeship training can be a way of ensuring that young people are prepared for the labour market following their education. Several countries with a long tradition of apprenticeship training, such as Switzerland, Germany and Austria, are among the OECD countries with the lowest youth unemployment. Norway, which integrated its apprenticeship system in the ordinary education system in the 1990s, also has low youth unemployment. In these countries, upper secondary vocational education is almost exclusively made up of apprenticeship programmes.

Apprenticeship training in other countries

Apprenticeship training can take many different forms and is mainly characterised by a large part of the training period being spent in a workplace and by the fact that there is always a supervisor who is responsible for the apprentice learning the tasks associated with the profession in question. A central idea is that learning is primarily developed in direct connection to production, and the training aims at giving the pupil a certain profession. The most common scenario is for apprentices to spend three to four days a week in the workplace and the remaining time at school. There are also other arrangements, such as periods of full-time school alternated with periods of full time in the workplace. Time in school consists of teaching in both general school subjects and in vocational subjects. Training usually takes between two and four years, and apprentices receive a salary from the employer during the apprenticeship period.

Apprentices start at a salary which in certain countries is roughly in line with the Swedish study grant. As the apprentice learns more and more, the apprentice’s ability and salary increase. During the final period of apprenticeship, the salary tends to be around 80 per cent of a normal salary in the profession in question. Towards the end of the apprenticeship period, there is an examination that results in a professional qualification. These examinations are usually strictly regulated and designed in close cooperation with the social partners. In many professions, employers have come to require that applicants hold a professional qualification in order to be considered for employment, a fact demonstrating that employers have a high level of confidence in the skills and knowledge gained through apprenticeship training.

Germany, Switzerland and Austria place clear demands on workplaces before they may receive apprentices. Workplaces are to have trained supervisors and should be able to demonstrate that they can provide apprentices with an all-round education. Employers unable to manage this on their own may cooperate with other workplaces and form an apprenticeship network that jointly supervises one or more apprentices, who then rotate between these workplaces.

Dropout rates from apprenticeship training in the countries mentioned above are generally lower than in the Swedish upper secondary vocational programmes. For certain pupils, this may be a more stimulating way of acquiring an upper secondary education since considerably less time is spent at school. There are also clearer attendance requirements, in some cases longer working days and more responsibility than in school-based vocational programmes.

Advantages of apprenticeship training

An apprenticeship system can be advantageous both for the apprentice and for the employer. Through an apprenticeship system, an apprentice receives a vocational education that is well suited to the demands of working life and also useful work experience. Apprenticeship training also gives rise to contacts and networks within the profession, which facilitates the search for work after the apprenticeship period.

For employers, the apprenticeship system can be a part of their skills provision. They have several years to provide the apprentice with industry- and workplace-specific skills and also to assess whether they wish to employ the apprentice after training is completed. Many employers take on more apprentices than they are able to employ, and some companies are not able to have any apprentices at all. Common to all employers, however, is that they derive advantage from a system where young people are trained in the workplace and are then directly employable within the profession.

Apprenticeship training in Sweden

In Sweden, there has been the opportunity to join upper secondary vocational programmes as an apprentice since 2008. The formal requirements for pupils’ prior knowledge are the same as in school-based vocational education, the training objectives are the same and both options lead to an upper secondary professional qualification. Within apprenticeship training, however, at least half the training time must be spent in the workplace. The number of apprentices is still small (less than 2 000 pupils commenced apprenticeship training during the 2011 autumn semester), and there is a continued need for efforts to make clear the benefits of apprenticeship programmes to both employers and young people. This bill makes investments in apprenticeship programmes in the form of extended and increased provider allowances and funding for the design and establishment of supervisor training.

A few industries, notably construction, have long had their own apprenticeship agreements. The training is owned by the partner organisations, governed by collective agreements and supervised by professional boards. As of a few years ago, there is also an agreement on vocational introduction for young people between, for example, IF Metall and the Swedish Association of Technology Employers (see Section 1.5.6). The Government has also appointed an inquiry to review the possibilities of introducing a new form of employment, trial apprenticeships, designed to facilitate this kind of solution (dir. 2011:87).

Table 1.7 Overview of apprenticeship systems in various countries

	Proportion of each cohort in apprenticeship systems	Distribution workplace/school	Compensation to pupil	Compensation to employer	Student completion
Germany	Approx. 43%	Approx. 70/30	On average 1/3 of the average salary in the profession.	Those difficult to place can receive support.	Approximately 20% break off their studies, but half of these are simply changing programme and continue other apprenticeship training. Approximately 90% of those who sit the examination pass.

Austria	Approx. 40%	Approx. 75/25	On average 1/3 of the average salary in the profession.	Yes, mostly subsidies.	Approximately 10% break off their studies. Between 78% and 94% of those who sit the examination pass.

Switzerland	Approx. 55%	Approx. 70/30	Between 10 and 20% of the average salary in the profession.	Extremely rarely; small amounts.	Approximately 20% break off their studies. Approximately 90% of those who sit the examination pass.

Norway	Approx. 30%	50/50	Between 30 and 80% of the average salary in the profession.	Approximately NOK 100 000 for 2 years (+50 000 for traditional professions).	Approximately 30% break off their studies.

Sweden	Approx. 2% (1)	Approx. 50/50	Is possible, but the starting point is that apprentices receive student grants.	SEK 30 000 per year.	Recently established.

(1) In Sweden, upper secondary apprentice training is under development. The figure given refers to the first year with a permanent system. In other countries, apprenticeship systems have long been established.

Government measures

Reception by municipalities

The establishment reform has enhanced the labour market perspective in the introduction of newly arrived immigrants. During 2012, the Government has implemented measures to reduce the marginal effects and thereby sharpen the focus on work in the establishment process. Parts of the establishment reform may need to be adjusted and further developed in order to yield the best possible results. As the basis of this work, the Government has instructed the Swedish Agency for Public Management to follow up the implementation of the establishment reform. The Agency submitted its report in June 2012. The proposals are now being prepared by the Government Offices.

A number of amendments to the establishment reform are already being proposed in this bill. The Government intends to return to the Riksdag in autumn 2012 with a bill on certain temporary exemptions from the time limit within which a close relative needs to apply for a residence permit in order to embraced by the establishment reform. This amendment means that certain close relatives, who have applied for a residence permit later than two years after their sponsor was first received by a municipality, may be covered by the Act (2010:197) on establishment activities for certain new arrivals. The proposal relates to close relatives who have applied for a residence permit no later than the end of 2013. The Government intends to return to the Riksdag in 2013 with a bill on a permanent expansion to amend the time limit from two to six years. In addition, the Government intends to review the possibilities of implementing further changes in the regulations on the establishment of newly arrived immigrants, which will mean the introduction of requirements for new arrivals to accept an offer of suitable work similar to the requirements within unemployment insurance.

Since the number of newly arrived persons covered by the establishment act is expected to increase in the coming years, the Government also proposes that the Public Employment Service receives additional resources. Furthermore, several measures are proposed to improve the opportunities for workplace initiatives for those covered by the establishment assignment. This will take place in the form of a practical base year consisting of job training that can be combined with Swedish language instruction and of training that focuses on the needs of the workplace at which the job training is conducted, partly through the introduction of an opportunity for employers to receive compensation for the additional costs of job training.

The Government proposes to reserve funding for the creation of a performance-based compensation system for municipalities that conclude agreements on refugee reception. So as to stimulate prompt reception by municipalities, an opportunity is also proposed for municipalities to apply for the covering of rent costs incurred before new arrivals have been able to move in.

Children residing in Sweden without a permit should also have the opportunity of going to school. The Government believes that these children should generally be given the same right to education in preschool, primary and upper secondary school as children residing in Sweden. The amendments are proposed to enter into force on 1 July 2013. The proposal is part of the framework agreement on migration policy between the Government parties and the Green Party.

Parental insurance

The Government announced in the 2012 Spring Fiscal Policy Bill that it intended to examine the possibilities of taking measures to counteract the protracted periods that foreign-born women remain outside the labour force. The Government intends to return with a proposal that will limit the opportunity to claim parental benefit later than the child’s fourth birthday (see Section 1.7.2).

Education measures

Relevant education is crucial to labour market outcomes, which is why the Government is proposing a number of education measures geared towards those born abroad. Proposals include increased teaching time for newly arrived pupils in primary education, a survey and follow-up of the knowledge of newly arrived pupils, professional development for teachers as well as information about the school system and the freedom of school choice in a number of languages.

Good knowledge of the Swedish language can be crucial to the ability of individuals to support themselves. The Government has in recent years carried out extensive work to raise the quality of the education programme Swedish for Immigrants (SFI). The Government is now proceeding with a proposal for a temporary central government grant to improve the quality of SFI.

Increased demand and entrepreneurship

In order to increase the demand for foreign-born people in the labour market, certain enhancements of step-in jobs are proposed, such as that step-in jobs on a full-time basis shall be available for 12 months. Also proposed are measures for more effective validation of the education and skills of new arrivals. Entrepreneurship among those born abroad will be stimulated by consultancy initiatives on import and export markets, and information initiatives on the Swedish procurement market in different languages are proposed.

Municipal work against exclusion

The Government is proposing a temporary initiative that will utilise performance-based grants to stimulate municipal work to reduce exclusion in the 15 inner city areas selected for special initiatives under the programme for urban development.

1.5.3    Increased opportunities for the long-term unemployed

The proportion of unemployed people who have been unemployed for a relatively long time has increased during the financial and debt crisis. Long-term unemployment is a serious problem because the chances of finding a job decrease as a period of unemployment goes on. Long periods of unemployment make it generally more difficult for individuals to obtain work and increase the risk of lasting exclusion. In addition to the major implications for the individual, society loses production capacity and receives lower tax revenues at the same time as the costs, for example, of unemployment benefit, activity support and income support increase. Great differences in the labour market opportunities of various groups create inequity and may lead to social tension in society.

It is therefore an important challenge to ensure that the long-term unemployed receive the support they need to find work. Furthermore, initiatives are needed to prevent more people from becoming long-term unemployed. An effective employment service and a well-designed unemployment insurance are necessary for responding to long-term unemployment.

To increase the competitiveness of the long-term unemployed in a labour market with a compressed wage structure and relatively high entry wages, wage-subsidised employment is an important instrument. There are currently several different forms of wage-subsidised employment available to employers that take on people who for various reasons have been away from the labour market for an extended period.(25) For example, a young person who has been unemployed for at least 18 months can, through special employment support, receive a monthly salary of SEK 20 000 before tax, while the employer only has a wage cost of approximately SEK 3 800.

Long-term unemployed with little education may also be in need of additional training to become competitive in the labour market.

Government measures

In connection with the Budget Bill for 2012, the Government assessed that there needed to be more follow-up of the jobseeking activity of the unemployed and that more measures would be taken early on in a period of unemployment to prevent more people from becoming long-term unemployed. The Government also assessed that support to the long-term unemployed needed to be improved through increased activity and quality in the job and development guarantee and in the job guarantee for young people. Following proposals from the Government, the Riksdag approved additional resources to the Public Employment Service for these purposes. So far, the reforms have not had their full impact on, for example, the level of activity. The Public Employment Service’s implementation of the reforms will, however, be continuing throughout 2012. The Government will monitor developments closely and is already proposing in this bill additional measures to respond to long-term unemployment.

(25) For an overview see the 2012 Spring Fiscal Policy Bill (Govt. Bill 2011/12:100), p. 118.

To make it easier for people in the job and development guarantee to obtain work, it is proposed that the raised ceiling and the supervisor support in the special employment support be made permanent at the same time as the further enhancement of this supervisor support for participants in the employment phase is extended. There is also a proposal to extend the opportunity to participate in, for example, employment training in the employment phase. If wage subsidies, such as employment support, are to improve the employability of weak groups, it is necessary for them to be well known among employers. The Government therefore intends to instruct the Public Employment Service to improve information on the employment costs of various forms of support.

In order to prevent unemployment from becoming entrenched as a result of the weak economy, there is also a proposal that will strengthen the early labour market policy initiatives. As part of labour market policy, the Government proposes that funding be supplied for more placements and training places for people at high risk of long-term unemployment. The proposal represents approximately 9 500 places in 2013 and 4 750 places in 2014.

1.5.4    Increased opportunities for people with disabilities

Many people with disabilities involving reduced work capacity are far from the labour market, and the group is expected to grow due to more people entering the labour market from, for example, the health insurance system. The prerequisites for these persons to find and keep a job must be improved. Everybody should have the opportunity to participate in working life on the basis of their abilities and prerequisites.

One possible explanation for the difficult labour market situation of people with disabilities might be that employers may lack information about what kind of help they can receive in order to employ them, for example, in the form of wage-subsidised employment. Another explanation may be norms and attitudes in the world of work. It may also be that some persons with disabilities are subject to discrimination in the labour market.

Government measures

In order to improve the prerequisites of people with disabilities to get a job, there will be an expansion of the possibility to receive individual support at a new workplace (known as SIUS). This is assessed to be particularly important for young people with activity compensation. The Government also intends to increase the flexibility in the use of support initiatives for this group.

In addition, the Government intends to instruct the Public Employment Service to improve its information to employers on various types of support when taking people on. The Government also proposes a placement programme in central government agencies for people with disabilities.

1.5.5    Strengthening the work-first principle and clarifying requirements

Under the work-first principle, requirements that individuals should attempt to find their own means of earning a living are combined with support and incentives to work. Experience shows that the transition from unemployment to employment increases when employment service initiatives are combined with the control of jobseeking activity. According to the Government, all unemployed people should actively be looking for work. The same requirements should therefore in principle be placed on unemployed people receiving unemployment benefit, activity support or income support. The follow-up measures in the various regulatory frameworks should also be similar in general.

Irrespective of which type of compensation is received by an individual, the Public Employment Service has a mandate to follow up the jobseeking activity of those who are registered as unemployed with the employment service. This also applies in the case of persons receiving income support.

Unemployment is the most common reason for granting income support. For individuals where this is the case, it is important that the Public Employment Service, to as great an extent as possible, supports the municipality in its efforts to ensure that an individual is at the disposal of the labour market.

Government measures

The Government sees a continued need to clarify the requirements that apply to all recipients of labour market-related benefits or income support from the public authorities. In the Budget Bill for 2012, the Government proposed several measures including the improvement of the control and follow-up of the jobseeking activity of the unemployed. The implementation of these reforms should be closely monitored and ensured. In connection with this bill, it is also proposed that the follow-up measures in the area of unemployment insurance be reformed so that the measures increase both in number and effectiveness. This will also make it clearer that unemployed persons are themselves responsible for demonstrating that they are looking for work.

In order to bring about more equal treatment, the Government intends to conduct a review of the follow-up measures in the area of activity support so as to harmonise these with the measures in the area of unemployment insurance. The review will focus on proposed or announced changes to the regulatory framework in conjunction with the Budget Bill for 2014. For 2013, the Government intends to instruct the Public Employment Service to secure the implementation of the requirements in the respective programmes. The Government also intends to introduce requirements in the establishment reform for new arrivals to accept an offer of suitable work in the whole country, similar to the requirements within unemployment insurance.

The recipient of income support must personally consent to the Public Employment Service’s providing of information to the municipality for the social services’ assessment of support. The Government intends to instruct the National Board of Health and Welfare to promote the dissemination of information about how municipalities and the Public Employment Service can collaborate in order to support the jobseeking of income support recipients, including how the Employment Service can communicate effectively with the social services about this jobseeking activity. The Government further proposes that the Public Employment Service receives resources to strengthen the follow-up of the jobseeking activity of income support recipients. In order to improve the exchange of information relating to the jobseeking activity of income support recipients, the Employment Service will also engage in active dialogue with actors at the national and regional levels. The Government also intends to analyse how the follow-up of jobseeking activity for those with income support can be made more effective.

Facilitating the transition from income support to work

In order to increase the incentives for transition to work or for extension of the working hours of persons with income support, the Government intends to propose that the calculation of income support should be changed so that only a portion of the earned income affects the assessment of the eligibility for support. The Government’s intention is that the change shall be able to enter into force on 1 July 2013. The Government intends to return to the Riksdag in spring 2013 with details on the design of the reform.

The Government does not believe that the municipalities’ possibility to organise labour market activities for people with income support and to require participation for support eligibility should be dependent on the applicant’s age. The Government therefore intends to propose that the municipalities be given the opportunity to impose the same requirements for participation in placements and skills enhancement initiatives for people with income support regardless of their age. The Government intends to return to the Riksdag on this issue in spring 2013.

In 2008, a new provision was introduced to the Social Services Act, which meant that when calculating the size of income support, the earned income of children and school-aged young people shall be ignored up to one half of a price base amount per calendar year. The purpose of the amendment was to strengthen the labour market attachment of young people in households that are dependent on income support. The Government is now announcing an increase of this income limit to one price base amount.

1.5.7    More social partner agreements are desirable

The Government welcomes the discussions that have taken place between certain social partners in recent years, including discussions on how the entry of young people into the labour market can be facilitated and how jobs can be preserved in severe economic crises through what is known as short-time work. At the Government Offices, there is currently an inquiry into how a system of short-time work might be designed. In autumn 2012, the Council for Negotiation and Co-operation and the Confederation of Swedish Enterprise will commence negotiations on transition issues. The Swedish Trade Union Confederation (LO) and the Confederation of Swedish Enterprise have commenced a joint social partner initiative on transition issues.

The Government wishes to support further efforts by all partners to find broad agreements that give room for more people in the labour market or that generally improve the functioning of the labour market. The Government is in talks with the social partners on how to facilitate the entry of groups that have a weak attachment to the labour market. These talks will continue in autumn 2012.

In recent years, agreements on vocational introduction have been concluded in some collective agreement areas. These agreements are designed to facilitate the labour market entry of young people. The agreements, the details of which differ between the various agreement areas and which as yet include few young people, basically mean that a young person may be taken on at a wage that is lower than the current entry wage at the same time as being offered training initiatives. The Government believes that agreements on vocational introduction can help to facilitate labour market entry and reduce youth unemployment. The Government wishes to support social partner agreements so that more agreements on vocational introduction will be concluded and that more employment opportunities will come into being within the framework of these agreements. Such a pact would make the partners responsible for ensuring that substantially more young people are recruited via vocational introduction agreements, while central government could contribute to supporting employment under such agreements.

1.6     A stable financial system and enhanced consumer protection

A stable and effective financial sector is a prerequisite for investment, production, employment and lending. Financial crises have proved to be very costly and therefore represent a serious threat to the public finances and a country’s economic development. The work to safeguard a stable financial system in the wake of the financial crisis is therefore a high priority, especially in light of the current financial and debt crisis in a number of EU countries.

Sweden has one of the largest banking sectors in Europe in terms of total bank assets as a share of GDP (see Figure 1.4). The fact that Sweden has a large banking sector is partly due to the relatively large scale of Swedish banking activities abroad. Any problems in these overseas activities can spread to activities in Sweden and thereby affect the Swedish economy adversely. In addition, Swedish banks finance their activities to a great extent in the international market. This type of financing is often problematic in times of financial stress.

There are many advantages in a country’s having a large banking sector, partly because companies and households gain access to a wide range of financial services. However, a large banking sector means that a country becomes vulnerable to disruptions in the financial system. A financial crisis that forces central government to act in order to maintain the stability of the financial system thereby risks becoming more expensive for Sweden than for many other countries.

If the European debt crisis were to worsen and spread further, the Government is prepared to take the necessary measures to safeguard financial stability. The Government is also continuing the work of preventive measures to promote financial stability and to reduce the risk of taxpayers having to pay for the high risk- taking of banks.

1.6.1       Stricter capital adequacy regulations

From a stability perspective, it is necessary for banking activities to be financed with a sufficiently high capital ratio. The four major Swedish banks have a core Tier 1 capital between 12 and 17 per cent of their risk-weighted assets.(26) These are high levels, both in an international comparison and in relation to current minimum requirements. Due to the comparatively large and cross-border nature of the Swedish banking sector, the Government sees it as necessary for Swedish banks to have a higher capital ratio as banks in countries with smaller banking sectors. This will make banks more resilient when faced with losses. The Government, together with the Riksbank and the Swedish Financial Supervisory Authority, has announced that the core Tier 1 capital requirement for the major banks in 2013 will be raised to 10 per cent of their risk-weighted assets. This requirement will then be raised to 12 per cent in 2015. Within the framework of the new capital adequacy regulations at the EU level, the Government has actively and successfully worked to enable Member States to be allowed to set higher national requirements. The reason for this is Sweden’s large and highly interconnected banking sector.

To a great extent, the Swedish banks finance themselves through loans on the market, not least overseas. At the end of 2011, over half of the banks’ market borrowing consisted of foreign currency loans. This is a form of financing that can be difficult to maintain in times of crisis. When the financial crisis hit the US economy, it was particularly difficult for Swedish banks, for example, to borrow in US dollars. A larger proportion of domestic financing, particularly in the form of own capital, can reduce dependence on highly mobile capital.

A large part of the banks’ financing consists of deposits from households. These are normally a very stable form of financing. In order to maintain financial stability, it is therefore a matter of urgency to safeguard household deposits through the deposit guarantee.

(26) Refers to the calculation principles for capital adequacy under Basel II for mid-year 2012 according to the banks’ own quarterly reports.

In addition to the risks related to deposits in the banking system, there are risks related to lending, mainly in the form of potential credit losses. Generally speaking, the risk of credit losses increases when the lending volume increases. Thus, a high level of indebtedness in households and companies poses a greater risk of financial instability. The total debt of Swedish households has in the past two years stabilised at approximately 160 per cent of their total disposable income (see Figure 1.5).(27) Despite this high level, there are factors that suggest that the risk is low that households would have major problems in coping with their debt. The interest ratio, that is, interest expenses after tax as a proportion of disposable income, is close to the average for the last 30 years. A lower  interest rate level over the last 15 years has thus enabled households to bear a greater debt without necessarily affecting the risk of financial instability.

The Government has high ambitions with respect to the scope and quality of financial supervision. The work to enhance the regulatory framework and supervision of financial companies and the markets will be intensified further. The overall demands on the Swedish Financial Supervisory Authority have increased, and in the Budget Bill for 2012, the Government assessed that resources to that authority need to increase gradually in 2012–2014.

1.6.2       Empowering consumers

Financial products and services are very important for the personal finances of individual consumers, such as with regard to pensions savings and mortgages. The availability of this type of product makes it possible for households to distribute consumption over a lifetime and to spread the risks. The range of products is constantly increasing. It is therefore important to have clear information and a high degree of transparency so that consumers are provided with good insight into the product itself and are given the opportunity to choose between different products from a variety of financial companies.

An effective financial market presupposes knowledgeable and informed consumers. A key challenge within financial market policy is to reduce the consumer’s disadvantage in terms of knowledge and information. In the long term, better knowledge and clearer information can increase confidence between the actors in the financial consumer markets. However, in some cases, more interventional measures are justified, such as in the sale of complex financial products (known as structured products).

Loan contracts between lenders and borrowers must be prepared in accordance with sound principles and be designed in such a way that the commitment can be fulfilled even if house prices fall or if the borrower becomes unemployed. It is also important that interest margins reflect the underlying risk, that the mortgage ratio is low enough so that falling house prices do not, to an excessive extent, erode the value of the security for the loan and that households are made aware of the cost benefits of amortising their loans.

Government measures

The Government believes that the range of financial products needs to be examined and that consumer protection in the financial markets needs to be strengthened. One element of this is to improve government agency supervision of

(27) The reductions in the tax on housing introduced after 1991 are estimated to have contributed to an increase in house prices of approximately 10 per cent (The Riksbank (2011), The Riksbank’s commission of inquiry into risks on the Swedish housing market). In the long term, this will lead to a higher household indebtedness.

the financial market. The increased resources to the Swedish Financial Supervisory Authority will provide greater opportunities to strengthen consumer protection. In addition to the Financial Supervisory Authority, the Swedish Consumer Agency also has a mandate to audit and supervise the financial market, with particular regard to information on and marketing of financial products. The Government is now increasing the Consumer Agency’s mandate, providing it with increased funding for supervisory measures in the financial area.

In order to strengthen the ability of consumers to demand financial products that are tailored to their financial situation and risk appetite, the Government will continue to invest in adult education in the area of finances. The previously announced additional resources to the Financial Supervisory Authority in 2013 will give the authority the opportunity to further intensify the investment in information and education measures.

The Government is also working actively at the EU level to bring about a more appropriate concept of financial consultancy. The various laws that are currently in force for the distribution of financial products are not sufficient. The Government is also considering a national review of the regulation of the financial consultancy market.

Financial market dynamics mean that new products and services are constantly emerging. This may mean that companies offer various financial services and products without these activities having undergone any licensing procedure or being under the supervision of the Financial Supervisory Authority. One example is granting credit to consumers in the form of quick loans, often with extremely high effective interest rates. Such loans resulted in the Enforcement Authority having over 33 000 cases regarding orders to pay in 2011. Another example is certain depositing activities that can be run without a banking licence, which partly means that money is not protected by the deposit guarantee. The Government is now reviewing the regulatory framework and the need for the licensing of these activities.

The Government also wishes to increase transparency, particularly in the mortgage market. The Government therefore intends to instruct the Financial Supervisory Authority to investigate possible measures for ways in which banks can increase customer insight into how lending rates are determined and to consider whether banks should be required to publish the financial cost of a particular type of mortgage. This will give consumers a clearer picture of the bargaining room available when taking out a mortgage.

In addition to this, legislative work is in progress to create a fairer and simpler model for calculating the interest rate differential when borrowers pay off fixed-rate mortgages prior to the maturity date. The aim is to increase mobility in the banking market.

1.7                               Welfare for all and a more equitable distribution

The Government’s welfare policy focuses on maintaining good access to high-quality health care and social services, a safe society for all and a more equitable distribution of income.

1.7.1                     More accessible and secure health care and social services

A welfare state shall offer its citizens good access to high-quality health care and social services. This is crucial to the individual’s security and wellbeing. The Government’s goal for health care and social services is that the entire population, regardless of income or background, shall be offered a needs-based, accessible and effective health care and social services of good quality. Also central is that older people shall be able to live active lives, have influence in society and freedom of choice in their daily lives. A diversity of providers in the welfare sector increases choice and stimulates the development of new approaches that benefit patients, users and staff.

In the area of health care and social services, the Government has taken measures that have contributed to significant improvements in terms of increased availability and patient safety. Health care waiting lists have been shortened by means of the ‘waiting list billion’, and more people have been given the opportunity to choose their health care provider through the Act (2008:962) on Free Choice Systems.

However, there is a need to continue to improve health care and social services, particularly in light of the shortcomings in parts of elderly care that have attracted much attention.

Government measures

The starting point for the measures proposed by the Government in the area of health care and social services is that the benefits of these measures shall accrue to patients and users in the form of improved quality and efficiency and to taxpayers in the form of an improved use of resources. Regions and municipalities are the principals for health care and social services. Therefore central government initiatives to influence and safeguard quality in these areas take place primarily through legislation, supervision and financial incentives, and by developing, compiling and disseminating knowledge.

To promote better quality in health care and social services, the Government proposes a strengthening of central government supervision in the form of additional resources. Over and above this, the Government intends to present a proposal to the Riksdag in autumn 2012 on establishing a dedicated inspection agency. Overall, the Government’s proposals can lead to a more powerful and effective supervision of health care and social services.

The Government also proposes action to develop and offer ‘health accounts’, which will give individuals access to personal care information and enhance opportunities for participation in their own health development. Individuals will be given access to personal care information, e.g. medical records. The aim of the initiative is to strengthen the individual’s position and participation in care.

The Government intends to propose that people residing in Sweden without a permit be given increased access to publicly subsidised health care as of 1 July 2013. A bill to this effect will be submitted to the Riksdag in spring 2013. The proposal is part of the framework agreement on migration policy between the Government parties and the Green Party.

Diversity and ownership criteria in the welfare sector

The diversity of actors in the public welfare services has increased in recent years. This is a positive development. People’s freedom of choice and the opportunity for self-determination have increased. Through increased opportunities to choose the provider of publicly funded services, availability, quality and efficiency are also expected to increase in the initiatives offered. At the same time, issues of quality, profits, privatisations and private actors within the welfare sector have recently come to the fore. Society has legitimate demands that those who own and operate activities within schools, health care and social services deliver high-quality services and do not act in an economically short-sighted manner.

The Government intends to appoint an inquiry to study possible conditions, in addition to existing requirements, that should be set for owners or corporate managements in the welfare sector in connection with the authorisation to provide services. The requirements should be designed in such a way that they promote the continued possibility to run activities in the welfare sector in a variety of operating and ownership forms. It is important that the supply of providers in the welfare sector does not decrease, but that diversity can continue to develop. Therefore the inquiry should also have the task of reviewing various ways of promoting development opportunities for minor actors in the welfare area, particularly in terms of access to capital.

1.7.2                               Greater choice and security for parents

Sweden has an ambitious family policy that intends to make it possible for both women and men to combine work and family life, and among other things, to help all families with children to increase their freedom of choice and control over their life situation. The Government has therefore introduced an opportunity for parents, from 2012, to claim thirty days of parental benefit simultaneously during the child’s first year. Furthermore, in 2012, the Government has simplified the gender equality bonus and improved the housing allowance. The Government announced in the 2012 Spring

Fiscal Policy Bill that it intended to examine the possibilities of taking measures to counter the situation of foreign-born women remaining outside the labour force for protracted periods.

Government measures

The Government assesses that a change in the design of parental benefit can improve the opportunities of, for example, newly arrived women born abroad to establish themselves in the labour market. The Government therefore intends to return with a proposal to make it possible to save a maximum of 20 per cent of the 480 days of parental benefit for the period after the child’s fourth birthday, meaning that parents may claim a maximum of 96 days after that time. Furthermore, the Government intends to raise the upper age limit for withdrawal of parental benefit from eight to twelve years. The Government also intends to submit other proposals relating to parental insurance that will lead to increased choice and increased security, as well as simpler regulations for parents. The Government intends to return to the Riksdag with legislative proposals in 2013.

Furthermore in this bill, the Government proposes an improvement in the finances of those families with children that have the lowest incomes by raising the basic level of parental benefit from SEK 180 to 225 per day. This increase of the basic level will especially improve the finances of young parents who have not yet had time to establish themselves in the labour market and of those who otherwise do not meet the requirements for claiming parental benefit at sickness benefit level. This bill also proposes the scrapping of the requirement for a certificate confirming a child’s absence from preschool, school, pedagogical care or out-of-school centre in order to be eligible for temporary parental benefit. According to the assessment of the Swedish Social Insurance Agency, good control can be maintained using other means that are more effective, such as random checks with employers, preschools and schools as well as further work with risk analyses. In addition, the Social Insurance Agency intends to send letters to parents who have been checked in order to spread the information that checks are made on a continuous basis. The Government intends to monitor developments closely and to revisit this issue and, if necessary, present proposals in order to reduce the number of erroneous payments.

1.7.3                     Stronger judicial system for greater security in everyday life

Both during the previous and current terms of office, the Government has strengthened the judicial system. This has been done in order to improve the fight against crime, and make it more efficient, with a view to the prevention of more crimes, at the same time as more of the crimes that are committed are solved and more criminals brought to justice. The penalties for serious violent crimes and several other crimes have been made tougher. In addition, resources for case management in all the agencies within the judicial system have been increased, and the number of police officers has increased significantly.

More crimes than previously are being solved. Surveys also show that public confidence in the judicial system has increased and that fewer worry about becoming victims of crime. Despite these improvements, there are still too many people who feel insecure in their everyday lives and too few crimes that are solved. Moreover, processing times in certain cases are too long, for example, in the handling of youth cases, which means that further efficiency improvements are needed. The level of ambition in the fight against crime must be raised further.

Government measures

In this bill, the Government proposes a number of measures to strengthen the judicial system.

Tougher penalties

The Government proposes, for example, expanded initiatives against serial crime, a higher level of ambition with regard to the national initiative against lifestyle criminals and a stricter criminalisation of money laundering. The Government has appointed an inquiry chair to investigate whether there is a need to strengthen the penal protection of property. Furthermore, the Government will propose a toughening of the minimum penalty for repeated abuse and threats against relatives as well as stricter legislation regarding sexual offences. In addition, the Government intends to appoint an inquiry chair to draw up proposals for how penal law can best be used to counter organised crime and to submit proposals that may further discourage this type of crime.

Early and clear initiatives for young offenders

By expanding the work of prevention, crime can be reduced. In light of this, initiatives are proposed that aim at strengthening work with social initiative teams and at creating conditions that will enable greater action to be taken against substance abuse among young people. Assignments will also be issued on measures to prevent relapse while serving a sentence and on the conditional release of young convicts. The Government also proposes additional resources in order to reduce processing times with regard to young offenders.

Increased efficiency in the judicial system

Further measures are required to improve and streamline case management within the agencies of the judicial system. The Government will continue to work with the modernisation of information supply through efforts to introduce a uniform electronic information flow in criminal cases. The Government also intends to return to the Riksdag during its term of office on account of the Criminal Sanctions Inquiry’s recent proposal of a reformed system of penalties for adults and young offenders (SOU 2012:34).

A proposal to make the police organisation a government agency was presented in an inquiry on 30 March 2012 (SOU 2012:13). In this bill, the Government proposes that the National Police Board and the 21 police authorities be reorganised into one police agency.

1.7.4                     Support for the financially vulnerable

The goal of the Government’s distribution policy is that economic growth and the increase of welfare in society should benefit everyone. A policy of increased employment and reduced exclusion forms the core of the Government’s distribution policy strategy. As more people work and fewer are supported by social benefits, income inequalities in society will be reduced. Further levelling will be achieved by means of taxes and transfer payments aimed at reducing differences in disposable income between various households. The redistribution of resources in society also takes place through publicly funded education, health care and infrastructure, etc. being enjoyed by all irrespective of their ability to pay for such services. There is a broad consensus on the notion that Sweden’s distribution policy shall have a high level of ambition in all these dimensions.

The single most important explanation for why some households have a low economic standard is a weak attachment to the labour market. A large proportion of the groups that have weak finances is not working at all or is in part-time work. Against this background, policy should also continue to be directed towards reducing exclusion by increasing the degree of self-sufficiency.

Despite the Government’s earlier reform work to strengthen the work-first principle, it is not sufficiently profitable for people with income support to start working or to take an increase in working hours because a higher earned income gives an equivalent reduction of that support. Income support is society’s last safety net and is intended for short periods of difficulties in earning a living. However, income support has increasingly become a long-term means of maintenance for many people.

Government measures

The Government is announcing measures to increase the incentives for transition to work or for extension of the working hours of persons with income support. These measures are presented in more detail in Section 1.5.5.

In addition to this, and in order to strengthen the financial conditions of individuals, the Government proposes certain targeted measures. It is important that these initiatives are effective in increasing the income of the financially vulnerable, without excessively weakening the incentives to work.

The Government proposes that the child supplement for students with children be increased by 10 per cent. This increase has good accuracy in terms of reducing the financial vulnerability of children of student parents. The Government also proposes to raise the basic level of parental benefit from SEK 180 to SEK 225 per day. An increased basic level will improve the finances for households with children that have a low economic standard.

On 1 January 2012, an additional amount to the housing supplement for old age pensioners was introduced. The Government wishes to further improve the finances of those old age pensioners who, after the cost of housing has been paid, have the lowest economic standard. Single pensioners generally have a lower economic standard than couples. For this reason, it is proposed that the housing supplement for single old age pensioners be increased by SEK 170 per month. The supplement will thus be the same amount for cohabiting couples as for single-person households.

Parents who do not live together shall be jointly responsible for the maintenance of their children. This maintenance shall be reasonable with regard to the child’s needs and the parents’ overall financial means. Parents who choose to regulate this maintenance obligation themselves can together come to an agreement as to the size of the maintenance allowance. For parents who instead regulate their children’s maintenance via the Swedish Social Insurance Agency in the form of maintenance support, the maximum amount that may be paid is SEK 1 273 per month. Calculations have shown that approximately 40 per cent of children whose parents regulate maintenance support via the Social Insurance Agency would receive higher maintenance if the parents instead regulated this through a civil maintenance allowance. This is primarily the case for children living in households with a low economic standard. It is difficult to measure the financial vulnerability of children with parents living apart, but if more people were to regulate their maintenance obligation through a civil maintenance agreement, it would have positive effects on actual financial vulnerability. In order to improve the situation of children with parents living apart, the Government intends to investigate how parents can be provided with better support to regulate maintenance themselves.

1.7.5                     Lower taxes for pensioners

Pensioners are not a homogenous group. Some have good finances and good health, while others have small margins and require secure social care for their daily lives to work. The Government’s policy is geared to making people feel that Sweden is a good and safe country to grow old in. As part of this policy, and to improve welfare for Sweden’s pensioners, the Government has on three occasions, in 2009, 2010 and 2011, lowered tax for persons who are 65 years or older at the beginning of the tax year.

In Sweden today, there are approximately 1.8 million people who are 65 years or older. The economic conditions for pensioners vary depending on age and previous labour market attachment. On average, the disposable income of pensioners is less than the disposable income of persons who are not 65 years or older at the beginning of the tax year.

Government measures

In order to improve the economic conditions for pensioners, the Government announced in the Budget Bill for 2012 that it intended to return with a proposal for lower taxes for pensioners in 2013 or 2014 if the public finances were in balance. The Government assesses that there is now scope for this in the public finances and therefore proposes that income tax for those who are 65 years or older at the beginning of the year be reduced by a total of SEK 1.15 billion as of 1 January 2013. This tax reduction, which concerns all income levels, will be achieved by raising the enhanced basic deduction. The annual tax reduction at various income and municipal tax levels as a result of the proposal is shown in Table 1.8. The table also shows the overall effect of the Government’s previously implemented tax reductions for pensioners and of those now proposed.

For 2014, the Government intends to return with further proposals to lower taxes for pensioners if the public finances so allow.

Table 1.8 Tax reduction through the raised enhanced basic deduction for those 65 years or older at various income and municipal tax levels

SEK per year

	Municipal tax
Income level	Lowest (28.89%)	Mean (31.60%)	Highest (34.32%)	Total tax reduction stages 1-4 (31.60%)
50 000	375	411	446	8 058
84 550	491	537	583	7 078
94 785	492	537	584	6 794
150 000	664	727	790	7 394
200 000	607	663	721	9 574
300 000	520	568	618	10 206
400 000	520	568	617	8 974
500 000	880	928	977	10 010

Source: Own calculations.

1.8                               An effective energy, climate and environmental policy

Climate change is one of the greatest challenges of our day. In order to tackle this, strategic and long-term work in many areas is necessary. The Government’s goal is to have a sustainable and cost-effective energy, climate and environmental policy. This policy shall be based on scientific assessments and shall aim to reduce harmful emissions and environmental impact, both nationally and internationally.

Effective climate policy requires action in many areas

An ambitious and cost-effective climate policy presupposes long-term reductions in emissions, both nationally and internationally.

Activities in Sweden whose emissions are covered by the EU Emissions Trading System are linked to objectives that are agreed jointly at the EU level. For those industries not included in the EU Emissions Trading System (such as transport except aviation, agriculture and buildings), Sweden has both an objective at the EU level and a Swedish objective adopted by the Riksdag in 2009. The Swedish objective corresponds to a higher level of ambition than the EU objective and means that emissions of carbon dioxide equivalents in the year 2020 shall be 40 per cent lower than in 1990 for these sectors.(28) One third of the fulfilment of these objectives will be achieved through international initiatives and two thirds through reductions within Sweden’s borders. The part of the fulfilment that is to be achieved through international initiatives means that Sweden, through the purchase of emission credits, is credited for emissions reductions occurring in other countries.(29)

The Government’s vision for Sweden in 2030 is to have a vehicle fleet that is not dependent on fossil fuels. The Government has appointed an inquiry chair to identify measures to reduce emissions in the transport sector and its dependence on fossil fuels. This endeavour will require investments in alternative motor fuels, such as biofuels. The development of the renewable energy share in the transport sector has been favourable and is already higher than the EU 2020 target.

The generation of electricity from renewable energy sources is growing rapidly in Sweden, partly as a consequence of firm policy instruments. To facilitate continued expansion, more efficient permit processes for electricity grids and the establishment of new installations will be necessary. The promotion of renewable electricity generation also justifies the extension of initiatives that develop and commercialise technology for solar cells and biogas, for example. The cost of solar cells has dropped in recent years, but the technology is still not commercially competitive.

The aim in Sweden is that the ratio between total energy consumption and GDP at constant prices shall be 20 per cent lower in 2020 compared with 2008. Continuous initiatives to achieve a more efficient use of energy will play an important role in energy and climate work. The Government proposes an investment in the demonstration and evaluation of near-zero energy buildings. Resource efficiency measures

(28) The national objective constitutes a reduction of 33 per cent compared with the emission level in 2005, while Sweden’s share of the EU objective for the non-trading sector represents a decrease of 17 per cent from the 2005 level.

(29) International emission credits mainly relate to emissions reductions through projects in developing countries (Clean Development Mechanism) that the UN has approved, certified and registered under climate convention regulations. Certified emissions reductions within the EU might also be considered according to a decision of the Riksdag.

are also necessary in other areas. One example that may be mentioned is that in Sweden, approximately 1 million tonnes of food are disposed of each year, with households accounting for the largest part. This extensive waste of food is a problem.

Biodiversity is affected by climate change

Climate change affects the conditions for biodiversity and ecosystem services. Sweden supports the vision with concrete global targets under the Convention on Biological Diversity agreed at the UN meeting in Nagoya, Japan in 2010.

In order to address the challenges related to the maintenance of biodiversity and ecosystem services, the Government has highlighted the importance of correct pricing for natural resources and the significance of, to a reasonable extent, drawing attention to and taking account of the value of important ecosystem services in connection with economic and political decisions. In Sweden, a series of processes are in progress to facilitate this. These include the work of the All-Party Committee on Environmental Objectives to develop a strategy for long-term sustainable land use (dir. 2011:91).

Government measures

Increased investment in energy research

Research and innovation are key elements in the transition to a sustainable energy system. Energy research is an integral part of energy policy that enhances and interacts with other energy policy instruments. Activities encompass the entire development chain from basic research to commercialisation. Much of the research and development takes place in collaboration with the business sector, something which also brings significant resources in addition to central government funding.

The Government proposes extended and increased initiatives in energy research within the Swedish Energy Agency. In 2013—2015, approximately SEK 1.3 billion per year will be invested in energy-related research, which will increase to approximately SEK 1.4 billion per year from 2016 onwards. Focus and objectives will be detailed in a specific energy research bill in autumn 2012.

More efficient permit processes

To streamline the environmental permit process and to facilitate regulatory simplifications that will contribute to a more rapid expansion of, for example, renewable energy installations, the Government has during its term of office initiated several reforms, including the land and environment court reform (Govt. Bill 2009/10:215, bet. 2009/10:JuU27, rskr. 2009/10:364) and the concentration of the county administrative boards’ environmental impact assessment delegations. In this bill, the Government proposes that additional funding be allocated to the county administrative boards and to the land and environment courts in order to ensure that the reforms have the intended effect. The purpose of this is also to improve the consideration of permit applications for other activities, such as mining and quarrying.

The Government also proposes that the support to the Vindval research programme be extended and strengthened. Vindval is a programme that looks at the effects of wind power on humans, nature and the environment. The programme, which is a collaboration between the Swedish Environmental Protection Agency and the Swedish Energy Agency, has been in progress since 2005. According to the follow-ups that have been completed, Vindval’s results are very useful in the processing of permit applications.

Increased funding to achieve the climate objective

Since the Swedish emissions target was adopted in 2009, the Energy Agency has, on behalf of central government, obtained international emission credits on a continuous basis, as the fulfilment of one third of the emissions target for 2020 is to take place outside of Sweden. This means that Sweden, through the purchase of emission credits, implements emissions reductions in other countries. The Government assesses that a credits total corresponding to approximately 40 million tonnes of carbon dioxide equivalents will be required in order for this part of the emissions target to be achieved, which means that additional funding will be needed. A portion of this funding should be reserved for the period until 2016. However, most of the funding will have to be budgeted in relation to the year 2020.

Safeguarding of biodiversity

Each year, the central government budget allocates approximately SEK 1.8 billion for the conservation of biodiversity. In this bill, the Government proposes that additional funding be reserved for the Environmental Protection Agency and the Swedish Forest Agency in order to protect areas in the form of nature reserves, habitat protection areas and nature conservation agreements. In total, a permanent increase of SEK 94 million in 2013 is proposed, with SEK 80 million annually being announced for the coming years. In addition, a continued investment is proposed for The Forest Kingdom in order to bring about a long-term increase in the yield of biomass in forests at the same as safeguarding biodiversity. A specific initiative in forest research, forest raw materials and biomass will be implemented via Formas. This initiative will take place in collaboration with the industry. The Government will also continue its work against invasive species.

Extended support to renewable energy sources

The current support to biogas ends at the end of 2013, and the Government now proposes that this support be extended to the end of 2016. The Government also proposes an extension of the current investment support to solar cells to the end of 2016. The support to biogas and solar cells shall be used in particular for the development, demonstration and marketing of new technology or of existing technology in new and innovative systems.

Energy efficiency initiatives

Built-up areas account for a significant share of energy consumption. In order to contribute to more energy-efficient construction in the long term, the Government proposes a demonstration and learning initiative focused on near-zero energy buildings. Furthermore, the Government intends in 2013 to appoint an independent evaluation of the policy instruments that the Government has so far used to improve the efficiency of energy consumption in Sweden.

More efficient resource use in households

The Government assesses that household food waste can be reduced significantly with relatively minor initiatives. Responsible authorities will therefore receive an injection totalling SEK 12 million over three years for a project to reduce this waste. The project will focus on knowledge building and will be geared both to reducing food waste from households and to the better utilisation of leftover food.

Tax changes in the climate and energy area

In the work of reviewing taxes in the climate and energy area, the future management of financial instruments for biobased motor fuels is an urgent matter.

In this bill, the Government proposes certain changes to the tax regulations in the area of biobased motor fuels for 2013 and reports its assessment of how the economic policy instruments for such motor fuels should be designed for the subsequent period. An inquiry is in progress at the Government Offices focusing on the application of a quota obligation system, that is, requirements for a certain admixture of biofuel in petrol and diesel, to commence as of 1 May 2014. This review also covers the issue of a greater differentiation in vehicle taxation in order to reward the sale of new vehicles that have a low environmental impact.

The Government stated in the 2012 Spring Fiscal Policy Bill that it is important to sponsor the introduction of future, second-generation biobased motor fuels. The Government further stated that if high-admixture biobased motor fuels without fossil content are not covered by quota obligations, these should continue to be provided with favourable conditions and thus contribute to the long-term priorities. This matter will be prepared further within the Government Offices.

The Government also proposes changes to energy taxation that will mean more equal conditions of competition for combined heat and power production within the EU Emissions Trading System. Also proposed are amended requirements for exemption from vehicle tax for new cars with better environmental characteristics in the form of a stricter definition of green cars.

1.9                               Other

1.9.1                     A future fighter jet system

The security policy situation in our world demands that Sweden has a defence that is ready both to protect Swedish territory and to participate in international operations. This places demands on the armed forces to be able to face different types of challenges and not least demands on air defences that inspire confidence. Without continued development, our air defence capability will lag behind. Therefore, a decision on the fighter jet of the future is important. Given the costs associated with modern defence materiel systems, it is necessary to pursue synergies. The Swedish Armed Forces have in their information to the Government made it clear that the development of the next generation JAS Gripen to JAS 39 E presupposes the existence of a partner country with which to share the costs of procurement, operation, maintenance and upgrade. Enhanced cooperation with another country will enable more efficient resource use, increased operational capability and a greater effect of the Armed Forces’ activities.

Government measures

Sweden and Switzerland have agreed on the prerequisites for a joint procurement of aircraft of the new model JAS 39 Gripen E in order to maintain the necessary operational capability and high availability until at least the year 2040. The agreement also includes an enhanced cooperation in the form of a long-term strategic partnership. This will mean that the countries share the costs of operation and maintenance, allowing a more efficient use of resources for both countries. The system is expected to be operational in Sweden from 2023 for a period of at least 20 years.

The Government proposes that the Armed Forces’ budget be increased by SEK 300 million in 2013 and 2014. For the subsequent years, funding is estimated to increase by SEK 200 million. Together with already allocated funds, this will create the scope for the fully funded development and procurement of 40–60 JAS 39 E aircraft for the Swedish Armed Forces. This means that the order of the next generation JAS is accommodated within projected frameworks during its lifecycle.

The order refers to a combination of price ceilings and price targets. The aim is to achieve cost-effectiveness at the same time as limiting the financial risk for central government. The financial risk is also managed through a risk reserve, which is another way to avoid going beyond the budget during the life cycle.

The Swedish aircraft order is also linked to Switzerland’s decision to procure and order at least 20 aircraft of the model JAS 39 E. If Switzerland, or some other nation, has not made such a decision by the end of 2014, the Swedish procurement might be cancelled. In this way, central government risk is limited to only covering certain initial costs also in the case of Switzerland not placing an order.

Preparations for the next strategy decision in defence policy are in progress. The Government has decided that the relevant authorities shall, in autumn 2012, submit documents for the assessment of security policy development. The Swedish Defence Commission will resume its work, initially by making a renewed security policy assessment.

1.9.2       The upper secondary school reform

The Government assesses that the upper secondary school reform that entered into force in 2011 will ultimately improve the conditions for student completion as well as for school planning, timetabling and opportunities to fill teaching groups. Therefore in connection with the Budget Bill for 2012, there was a regulation of the general central government grant to municipalities in accordance with the local government financing principle. However, the upper secondary school reform coincided with an economic slowdown, and numbers of pupils fell at the same time as municipalities initially had to maintain two parallel upper secondary school systems. Against this background, the Government assesses that the general central government grant should receive additional funding for the first two years.

The Government therefore proposes that the allocation for local government financial equalisation be increased in 2013 by SEK 895 million compared with the level calculated for the same year in the Budget Bill for 2012. The Swedish

Association of Local Authorities and Regions (SALAR) welcomes this additional funding. Clearer efficiency improvement opportunities will only arise in 2014 when the upper secondary school reform has its full impact. The Government and SALAR share this assessment and will evaluate future developments.

1.9.3                     Income tax regulations for the non-profit sector

Income tax regulations for foundations are largely unchanged since 1942. The specific tax regulations applicable to the non-profit sector are today often perceived as both anachronistic and difficult to apply. The non-profit sector carries out important work in Swedish society. The Government’s objective is that the specific tax regulations for the non-profit sector shall be modernised and be given a more contemporary design. The Government therefore intends to proceed with the proposals (SOU 2009:65) of the Commission on Foundation and Association Taxation as regards most of the proposals for changing the requirements for purpose, fulfilment, activities and transparency, with effect from 1 January 2014. The Commission’s proposals for the funding of these proposals will be prepared further within the Government Offices.

1.10                        Effects of the Government’s policy

This section presents the Government’s assessment of the employment and distribution effects of the reforms that the Government has previously implemented and of the reforms that are proposed in this bill.

1.10.1              Government policy contributes to higher employment

New reforms in this bill

In this bill, the Government proposes a number of measures that in different ways enhance the skills and adaptability of the labour force and improve the competitiveness of businesses. The proposals for reduced corporate tax and investor’s deductions and for investments in research, innovation and infrastructure are assessed to lead to increased investment and higher productivity. This will in turn contribute to a higher long-term level of GDP and higher real wages. Since it will then become more profitable to work, employment will see a long-term rise as a result of the proposals.

The Government also proposes measures to reduce the risk of unemployment becoming entrenched at high levels. Among other things, temporary investments are being made in the area of education and the labour market in order to counteract long-term unemployment.

The reforms proposed in this bill, including infrastructure investments, reduced corporate tax, increased research funding and initiatives within labour market policy, will also help to moderate the economic slowdown in the short term. Overall, the measures proposed in this bill are assessed to result in GDP growth becoming approximately 0.4 percentage points higher in 2014 and in the number of employed people being approximately 17 000 more in 2014 than would otherwise have been the case.

According to economic theory and empirical data, these initiatives will lead to permanently higher production and employment. However, there is considerable uncertainty as to how quickly the reforms will influence the real economy and how great the effect on GDP will be in the long term. The Government therefore presents no long-term quantitative assessments of these reforms.

The effects on long-term employment

The Government’s labour market policy consists of a combination of measures to stimulate the supply and demand of labour as well as to improve matching between jobseekers and job vacancies. The Government has also implemented targeted measures to increase employment in groups with a weak attachment to the labour market. The most important reform to increase the supply of labour is the earned income tax credit, which has strengthened the incentives to work by making it more profitable to do so.

The Government assesses that the structural reforms implemented to date will permanently increase employment by approximately 223 000 people in the long term.

The Government’s reforms affect not only employment, but will also increase the number of people in work through fewer people being absent due to illness. Furthermore, measures such as the earned income tax credit cause those who are already employed to work more because, for example, the incentives to go from part-time to full-time work increase.

All in all, the structural reforms implemented so far are assessed to permanently increase the number of hours worked by approximately 6 per cent in the long term, which represents approximately 250 000 annual full-time equiva- lents. The earned income tax credit is assessed to contribute about half of this increase (see Table 1.9).

The Government’s assessment is based on the research available on the effects of various measures, such as how changes in the tax system, social insurance or labour market policy affect the supply of work and employment.(30) However, knowledge about the size of the effects, and particularly about the pace of their impact, is far from complete. The assessments presented in Table 1.9 are therefore uncertain.

Table 1.9 Long-term effects of the Government’s policy

Percentage change, unless otherwise stated

	Annual full-time equivalents(1)	Employed(2)	Unemployment(3)	GDP
Earned income tax credit	120 000	106 000	-0.6	2.2
Unemployment insurance	39 000	45 000	-0.7	0.7
Labour market policy	11 000	13 000	-0.2	0.2
Health insurance	19 000	16 000	0.4	0.4
HUS tax credit (credit for household work)	26 000	25 000	-0.2	0.4
Lowered social security contributions	14 000	16 000	-0.2	0.3
Taxation threshold	15 000	0	0.0	0.3
Lowered VAT on services	6 000	4 000	-0.1	0.1
Raised housing allowance	-2 000	-2 000	0.0	0.0
Total structural reforms	250 000	223 000	-1.6	4.5

(1) Hours worked recalculated as annual full-time equivalents. One annual full-time equivalent corresponds to 1 800 hours worked.

(2) Number of people in the age group 15–74.

(3) Change in percentage points.

Source: Own calculations.

1.10.2                        Distribution effects of the Government’s policy

The direct effect of overall policy 2006–2013 is assessed to be an increase in adjusted disposable income for households of an average of 7.2 percent. In the longer term, the greatest effects are expected to arise among those with the lowest incomes (see Figure 1.6). This is because it is primarily in this group that the supply of work is expected to increase as a result of the policy pursued. When more people enter the labour market, and thus can support themselves with earned income instead of with support and transfer payments, this helps to narrow the distribution of income, and the long-term conditions for high employment and strong growth are improved. For individuals, earned income yields greater consumer possibilities and more opportunities to have control over their lives.

(30) The report How should the functioning of the labour market be assessed? from the Economic Affairs Department at the Ministry of Finance presents the methods and calculations used in the Government’s assessment of the reform effects.

Figure 1.6 Distribution effects of the Government’s policy 2006–2012 and the Government’s proposals in this bill

Percentage change in adjusted disposable income

Note: Adjusted disposable income is the household’s total income adjusted for burden of support. Gross income denotes income at the 2012 price level.

Sources: Statistics Sweden and own calculations.

In this bill, the Government proposes to raise the children’s supplement within the system of financial aid for studies. In terms of distribution policy, an increase of this supplement is very accurate in reducing the financial vulnerability of children of student parents. The Government also proposes an increase of the housing supplement for single pensioners. Furthermore, it has been announced that a portion of earned income will not be counted when determining the level of income support. In addition, a tax reduction is proposed for all pensioners by raising the enhanced basic deduction. The Government also proposes to raise the basic level of parental benefit from SEK 180 per day to SEK 225 per day. All the measures are aimed at groups with weak finances or a greater burden of support. The direct effects of these proposals are expected to benefit people at the lower end of income distribution (see Figure 1.7).(31)

Figure 1.7 Distribution effects of the Government’s proposals in this bill

Percentage change in adjusted disposable income

Note: Adjusted disposable income is the household’s total income adjusted for burden of support. Gross income denotes income at the 2012 price level.

Sources: Statistics Sweden and own calculations.

1.10.3              Effects of the Government’s policy on economic equality between women and men

Overall, the Government’s reforms in 2006-2012 and the proposals in this bill are assessed to contribute to a certain reduction of the income differences between women and men (see Figure 1.8). The direct effect of the reforms on disposable income is assessed to be roughly the same for men and women. However, in the longer term, while also taking into account the expected work supply effects, it is assessed that the income of women will increase slightly more than that of men. The main reason for this is that the earned income tax credit is, in the long term, expected to increase the supply of work, and thus earned income, more for women than for men.

(31) In the longer term, the effects are likely to be greater than is shown in Figure 1.7. The reason for this is that the announced change in the calculation basis for income support is a measure to stimulate jobs. If only a portion of earned income affects the assessment of entitlement to income support, the marginal effects when working decrease, and it becomes more profitable for recipients of support to take temporary jobs and increase their working hours.

Figure 1.8 Effects for adult women and men (20+ years) of the Government’s policy in 2006–2012 and the Government’s proposals in the Budget Bill for 2013

Percentage change in individual disposable income

Sources: Statistics Sweden and own calculations.

The proposals in this bill benefit women especially (see Figure 1.9). Reduced tax and an increased housing supplement for pensioners benefit women more than men because more women are pensioners. A raised basic level of parental benefit is also a reform that mainly benefits women, as women claim more days at the basic level.

Figure 1.9 Effects for adult women and men (20+ years) of the Government’s proposals in the Budget Bill for 2013

Percentage change in individual disposable income

Sources: Statistics Sweden and own calculations.